Exhibit 99.1

inter&co

Unaudited interim condensed consolidated statements

March 31, 2025

1Q25

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Unaudited interim condensed consolidated financial statements As of March 31, 2025

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Unaudited interim condensed consolidated financial statements As of March 31, 2025
Management report
Inter & Co, Inc.
Inter & Co, Inc (the Company and, together with its consolidated subsidiaries, the Group) is a holding company incorporated in the Cayman Islands, with limited liability. The Company's shares has its shares listed on Nasdaq, the North American stock exchange, with the ticker INTR, and BDRs listed on B3 with the ticker INBR32. Inter&Co is the controlling company of the group Inter and indirectly holds all the shares in Banco Inter.
Inter
Inter provides e-commerce and financial services, with solutions offered in a single digital ecosystem that includes a complete range of banking services, investments, credit, insurance, and cross-border banking, as well as a marketplace that brings together the largest retailers in Brazil and in the United States.
Operating highlights
Customers
As of March 31, 2025 we surpassed a total of 37.7 million customers. The activation rate reached 57.2%, an increase of 2.3 percentage points when compared to December 31, 2024.
Loan Portfolio
The balance of loan operations reached R$37.4 billion, representing a positive variation of 5.1% compared to December 31, 2024.
Fundraising
Total funding, which includes demand deposits, term deposits, savings deposits and securities issued, such as real estate credit notes and financial notes, totaled R$54.3 billion, 3.1% higher than the amount recorded on December 31, 2024.
Economic and financial highlights
Profit (loss) for the period
As of March 31, 2025, we achieved profit of R$306.8 million, representing an increase of 57.1% compared to the same period of 2024.
Revenues
As of March 31, 2025, revenues reached R$1,837.8 million, marking an increase of 31.2% compared to the same period of 2024.
Administrative expenses
Accumulated administrative and personnel expenses incurred as of March 31, 2025, totaled R$(763.1) million, an increase of 30.3% compared to the same period of 2024.
Equity highlights
Total assets
Total assets reached R$80.6 billion as of March 31, 2025, an increase of 5.4% compared to December 31, 2024.
Shareholder’s equity
Shareholder’s equity totaled R$9.0 billion, an decrease of (0.7)% compared to December 31, 2024.

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Unaudited interim condensed consolidated financial statements As of March 31, 2025
Relationship with the independent auditors
The Company has a policy with requirements for contractual risk analysis which defines that the Board of Directors must evaluate the transparency, objectivity, governance aspects and the compromising of the independence of the contract, thus ensuring conformity between the parties involved. Additionally, it has an Audit Committee which, among its responsibilities and competencies, in addition to providing opinions and recommendations on the audit service provider, also evaluates the effectiveness of the independent and internal audits, including with regard to the verification of compliance with legal provisions and regulations applicable to Inter, as well as internal policies and codes.
Furthermore, Inter&Co, Inc. confirms that KPMG Auditores Independentes Ltda. has procedures, policies, and controls in place to ensure its independence, which include an evaluation of the work provided, covering any service other than the independent audit of Company's financial information. This evaluation is based on the applicable regulations and accepted principles that preserve the auditor's independence. The acceptance and performance of non-audit professional services on the financial Information by its independent auditors during the period ended as of March 31, 2025 did not affect the independence and objectivity in the conduct of the audit work performed at Inter & Co, Inc. Information related to independent auditors' fees is made available annually in the reference form.
Acknowledgment
We would like to thank our shareholders, customers, and partners for their trust, as well as each of our employees who build our history each day.
Belo Horizonte, May, 09 2025.
The Management

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KPMG Auditores Independentes Ltda
Rua Paraíba, 550 - 12º andar - Bairro Funcionários
30130-141 - Belo Horizonte/MG - Brasil
Caixa Postal 3310 - CEP 30130-970 - Belo Horizonte/MG - Brasil
Telefone +55 (31) 2128-5700
kpmg.com.br
Independent auditors' report on review of the condensed
consolidated interim financial information

To the Shareholders, Board of Directors and Management of
Inter & Co, Inc
Cayman Islands

Introduction
We have reviewed the condensed consolidated interim financial information of Inter & Co, Inc. ("Company"), as of March 31, 2025, which comprise the balance sheet as of March 31, 2025, and the statements of profit or loss, comprehensive income, changes in equity and cash flows for the three-month period then ended, including the notes.
Management is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board – (IASB). Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of review
We conducted our review in accordance with Brazilian and international review standards on interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of people responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the condensed consolidated interim financial information
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial information referred to above is not prepared, in all material respects, in accordance with IAS 34 - Interim Financial Reporting.

Belo Horizonte, May 09, 2025
KPMG Auditores Independentes Ltda.
CRC SP-014428/O-6 F-MG
Original report in Portuguese signed by
Marco Antonio Pontieri
Accountant CRC 1SP153569/O-0

KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of KPMG's global organization of independent member firms licensed by KPMG International Limited, a private English company limited by guarantee.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
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Unaudited interim condensed consolidated balance sheet As of March 31, 2025 and December 31, 2024 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Note	03/31/2025	12/31/2024
Assets
Cash and cash equivalents	8	1,458,588	1,108,394
Amounts due from financial institutions, net of provisions for expected credit losses	9	6,595,073	6,194,960
Deposits at Central Bank of Brazil		5,648,238	5,285,402
Securities, net of provisions for expected credit losses	10	24,703,003	23,899,551
Derivative financial assets	11	8,163	563
Loans and advances to customers, net of provisions for expected credit losses	12	35,088,280	33,327,355
Non-current assets held for sale		257,696	234,611
Equity accounted investees		10,401	10,401
Property and equipment	13	359,211	369,942
Intangible assets	14	1,925,819	1,836,053
Deferred tax assets	32.c	1,848,861	1,705,054
Other assets	15	2,655,231	2,486,145
Total assets		80,558,566	76,458,430

Liabilities
Liabilities with financial and similar institutions	16	13,807,683	11,319,577
Liabilities with customers	17	43,647,768	42,803,229
Securities issued	18	10,697,969	9,890,219
Derivative financial liabilities	11	5,863	70,048
Borrowings and on-lending	19	397,953	128,924
Tax liabilities	20	461,725	574,429
Income tax and social contribution		350,164	462,501
Other tax liabilities		111,561	111,928
Provisions	21	223,950	155,262
Deferred tax liabilities	32.c	107,423	61,503
Other liabilities	22	2,195,382	2,382,932
Total liabilities		71,545,716	67,386,123

Equity
Share capital	23.a	13	13
Reserves	23.b	9,901,230	9,793,992
Other comprehensive loss	23.c	(985,968)	(898,830)
Treasury shares	23.h	(14,719)	—
Equity attributable to owners of the Company		8,900,556	8,895,175
Non-controlling interest	23.f	112,294	177,132
Total equity		9,012,850	9,072,307

Total liabilities and equity		80,558,566	76,458,430

The explanatory notes are an integral part of the unaudited interim condensed consolidated financial statements

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Unaudited interim condensed consolidated statements of income For the three-month period ended March 31, 2025 and 2024 (Amounts in thousands of Brazilian reais, except for earnings per share)

	Note	03/31/2025	03/31/2024
Interest income	24	1,806,870	1,217,531
Interest expenses	24	(1,179,020)	(762,247)
Income from securities, derivatives and foreign exchange	25	734,744	537,138
Net interest income and income from securities, derivatives and foreign exchange		1,362,593	992,422

Net revenues from services and commissions	26	459,924	374,340
Expenses from services and commissions		(40,811)	(34,022)
Other revenues	27	56,093	68,201
Revenues		1,837,800	1,400,941

Impairment losses on financial assets	28	(513,681)	(411,048)
Administrative expenses	29	(528,200)	(395,244)
Personnel expenses	30	(234,873)	(190,463)
Tax expenses	31	(136,056)	(86,331)
Depreciation and amortization		(67,445)	(41,900)
Share of the profit or loss of associates and joint ventures accounted for using the equity method		—	(2,223)
Profit before income tax		357,545	273,732

Income tax	32	(50,759)	(78,512)

Profit for the period		306,786	195,220

Profit attributable to:
Owners of the Company		286,589	182,793
Non-controlling interest		20,197	12,427

Earnings per share
Basic earnings per share	23.e	0.65	0.43
Diluted earnings per share	23.e	0.65	0.43

The explanatory notes are an integral part of the unaudited interim condensed consolidated financial statements

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Unaudited interim condensed consolidated statements of comprehensive income For the three-month period ended March 31, 2025 and 2024 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	03/31/2025	03/31/2024

Profit for the period	306,786	195,220

Other comprehensive income
Items that are or may be reclassified subsequently to the income statement:
Changes in fair value - financial assets at FVOCI	97,949	(94,809)
Related tax - financial assets FVOCI	(44,061)	42,662
Net change in fair value - financial assets at FVOCI	53,888	(52,147)

Fair value change - investments in operations abroad	(1,194)	(7,620)
Tax effect	(35,320)	5,931
Hedge of net investments in operations abroad	(36,514)	(1,689)

Foreign exchange differences on the translation of foreign operations	(104,512)	18,073

Other comprehensive income (loss) that may be reclassified subsequently to the income statement	(87,138)	(35,763)

Total comprehensive income for the period	219,648	159,457
Allocation of comprehensive income
To owners of the company	199,451	147,030
To non-controlling interest	20,197	12,427

The explanatory notes are an integral part of the unaudited interim condensed consolidated financial statements

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Unaudited interim condensed consolidated statements of cash flows For the three-month period ended March 31, 2025 and 2024 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	03/31/2025	03/31/2024
Operating activities
Profit for the year	306,786	195,220
Adjustments to profit (loss)
Depreciation and amortization	67,445	41,900
Result of equity interests in associates	—	2,223
Impairment losses on financial assets	513,681	411,048
Expenses with provisions for contingencies	11,761	9,534
Income tax and social contribution	50,759	78,512
Provisions/ (reversals) for loss of assets	(10,766)	(42,343)
Capital gains (losses)	1,952	(3,255)
Provision for performance income	(9,130)	(24,264)
Effect of the exchange rate variation on cash and cash equivalents	(16,485)	(21,756)

(Increase)/ decrease in:
Deposits at Central Bank of Brazil	(362,836)	(261,243)
Loans and advances to customers	(2,137,078)	(1,337,505)
Amounts due from financial institutions	(400,438)	(332,782)
Securities	(178,376)	(373,610)
Derivative financial assets	(7,600)	(3,154)
Non-current assets held for sale	(23,085)	642
Other assets	(86,685)	(454,250)
Increase/ (decrease) in:
Liabilities with financial and similar institutions	2,488,106	960,618
Liabilities with customers	844,539	(8,176)
Securities issued	807,750	154,100
Derivative financial liabilities	(65,379)	(1,170)
Borrowings and on-lending	269,029	(5,392)
Tax liabilities	(298,391)	52,270
Provisions	56,927	(9,983)
Other liabilities	(405,446)	(95,324)
Income tax paid	(74,086)	(64,329)
Net cash from operating activities	1,342,954	(1,132,469)

Cash flow from investing activities
Acquisition of property and equipment	(6,602)	(21,405)
Acquisition of intangible assets	(141,423)	(93,572)
Acquisition of financial assets at FVOCI	(3,379,192)	(2,071,379)
Proceeds from sale of financial assets at FVOCI	2,887,496	1,081,628
Acquisition of financial assets at amortized cost	(89,040)	(30,060)
Proceeds from sale of financial assets at amortized cost	8,023	42,134
Net cash used in investing activities	(720,738)	(1,092,654)

Cash flow from financing activities
Capital increase	—	782,037
Dividends and interest on shareholders' equity paid	(208,146)	(2,271)
Repurchase of treasury shares	121	(16,409)
Resources to non-controlling interest	(80,482)	10,941
Net cash from (used in) financing activities	(288,507)	774,298

Increase/(Decrease) in cash and cash equivalents	333,709	(1,450,825)
Cash and cash equivalents at the beginning of the period	1,108,394	4,259,379
Effect of the exchange rate variation on cash and cash equivalents	16,485	21,756
Cash and cash equivalents at end of period	1,458,588	2,830,310

The explanatory notes are an integral part of the unaudited interim condensed consolidated financial statements

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Unaudited interim condensed consolidated statements of changes in equity For the three-month period ended March 31, 2025 and 2024 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Share capital	Reserves	Other comprehensive income	Retained earnings /accumulated losses	Treasury shares	Equity attributable to owners of the Company	Non-controlling interest	Total equity
Balance as of December 31, 2023	13	8,147,285	(675,488)	—	—	7,471,810	124,881	7,596,691
Profit for the period	—	—	—	182,793	—	182,793	12,427	195,220
Proposed allocations:
Constitution/ reversion of reserves	—	182,793	—	(182,793)	—	—	—	—
Capital increase	—	820,503	—	—	—	820,503	—	820,503
Cost associated with issuing equity securities	—	(38,466)	—	—	—	(38,466)	—	(38,466)
Interest on equity / dividends	—	—	—	—	—	—	(2,271)	(2,271)
Foreign exchange differences on the translation of foreign operations	—	—	18,073	—	—	18,073	—	18,073
Gains and losses - Hedge	—	—	(1,689)	—	—	(1,689)	—	(1,689)
Net change in fair value - financial assets at FVOCI	—	—	(52,147)	—	—	(52,147)	—	(52,147)
Share-based payment transactions	—	(3,626)	—	—	3,626	—	—	—
Reflex reserve	—	8,007	—	—	—	8,007	—	8,007
Repurchase of treasury shares	—	—	—	—	(16,409)	(16,409)	—	(16,409)
Others	—	—	—	—	—	—	10,941	10,941
Balance as of March 31, 2024	13	9,116,496	(711,251)	—	(12,783)	8,392,475	145,978	8,538,453

Balance as of December 31, 2024	13	9,793,992	(898,830)	—	—	8,895,175	177,132	9,072,307
Profit for the period	—	—	—	286,589	—	286,589	20,197	306,786
Proposed allocations:
Constitution/ reversion of reserves	—	286,589	—	(286,589)	—	—	—	—
Capital increase	—	—	—	—	—	—	—	—
Interest on equity / dividends	—	(203,593)	—	—	—	(203,593)	(4,553)	(208,146)
Foreign exchange differences on the translation of foreign operations	—	—	(104,512)	—	—	(104,512)	—	(104,512)
Gains and losses - Hedge	—	—	(36,514)	—	—	(36,514)	—	(36,514)
Net change in fair value - financial assets at FVOCI	—	—	53,888	—	—	53,888	—	53,888
Share-based payment transactions	—	(14,010)	—	—	14,010	—	—	—
Reflex reserve	—	9,402	—	—	—	9,402	—	9,402
Repurchase of treasury shares	—	28,850	—	—	(28,729)	121	—	121
Others	—	—	—	—	—	—	(80,482)	(80,482)
Balance as of March 31, 2025	13	9,901,230	(985,968)	—	(14,719)	8,900,556	112,294	9,012,850
The explanatory notes are an integral part of the unaudited interim condensed consolidated financial statements

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Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
Notes to the unaudited interim condensed consolidated financial statements
(Amounts in thousands of Brazilian reais, unless otherwise stated)
1.Activity and structure of Inter & Co, Inc. and its subsidiaries
Inter&Co, Inc. ("Inter&Co", "Inter Group", "Group", "Company" or "Inter") is the controlling holding company of the Inter Group (indirectly controlling Banco Inter), incorporated in the Cayman Islands as an exempted company with limited liability and registered with the U.S. Securities and Exchange Commission ("SEC").
In January 2022, Inter&Co Payments, Inc. (formerly known as USEND or Pronto Money Transfer, Inc.), a financial technology company headquartered in the United States, was acquired. Inter&Co Payments provides foreign exchange and payment services, both international and domestic.
In January 2023, we completed another acquisition in the United States, of YellowFi Mortgage LLC, a company that owns, manages, and operates a mortgage origination and lending business primarily in the State of Florida, and YellowFi Management LLC, a company that manages and operates the Brickell Bay Mortgage Opportunity Fund, a residential mortgage investment fund.
In 2024, we sold 36.8 million Class A ordinary shares through a subsequent public offering, raising approximately US$ 162 million in gross proceeds. The offering initially closed in January 2024, and the exercise of the share purchase option closed in February 2024. One of the main objectives of the offering was to increase the liquidity of our Class A shares traded on Nasdaq.
In July 2024, we completed the acquisition of an additional 50% of the share capital of Granito Instituição de Pagamento S.A. (now Inter Pag Instituição de Pagamento S.A.), consolidating Inter as the sole shareholder of this company, in a strategy to leverage the growth of the small and medium-sized business market and, through the combination of proprietary technologies, offer services to Inter and Inter Pag Instituição de Pagamento S.A. customers.
The Group's objective is to act as a multi-service digital platform for individuals and legal entities, and among its main activities are mortgage loans, payroll loans, business loans, rural credit, credit card operations, checking accounts, investments, insurance services, as well as a marketplace for non-financial services provided through its subsidiaries. Operations are carried out in the context of the Group's set of companies, operating in the market in an integrated manner.
2.Basis for preparation
a.Compliance statement
The Group's unaudited interim condensed consolidated financial statements has been prepared in accordance with IAS 34 - Interim financial reporting issued by the International Accounting Standards Board (IASB).
This unaudited interim condensed consolidated financial statements has been prepared following the basis of preparation and accounting policies consistent with those adopted in the preparation of the consolidated financial statements of Inter & Co, Inc., as of December 31, 2024, and is therefore intended only to provide an update of the content of the latest financial statements and should be read together, in accordance with IAS 34.
These unaudited interim condensed consolidated financial statements was authorized for issuance by the Company’s Board of Directors on May, 09 2025.

10

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
b.Functional and presentation currency
These unaudited interim condensed consolidated financial statements are presented in Brazilian reais (BRL or R$). The functional currency of the Group companies is shown in note 4a. All balances were rounded to the nearest thousand, unless otherwise indicated.
c.Use of estimates and judgments
In preparing these unaudited interim condensed consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of the accounting policies of the Group and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from such estimates. Estimates and assumptions are reviewed on an ongoing basis. Adjustments, if any, related to changes in estimates are recognized prospectively. The significant judgments made by management during the application of the Group’s accounting policies and the sources of estimation uncertainty are described below:
Judgments
Information about the judgments made in the application of accounting policies that have the most relevant effects on the amounts recognized in financial projections are included in the following notes:
•Basis for consolidation (see note 4a): whether Inter&Co has de facto control over an investee.
•Classification of financial assets (see notes 6 and 7): assessment whether financial assets comply with the solely payment of principal and interest (SPPI test) criteria and the business model in which the assets are managed (amortized cost, fair value through other comprehensive income or fair value through profit or loss).
Estimates
The estimates present a significant risk and may have a material impact on the values of assets and liabilities in the next years, and the actual results may differ from those previously established. The main items susceptible to impacts due these estimates are shown below:
•Classification of financial assets (see notes 6 and 7) - evaluation of the business model in which the assets are held and evaluation if the contractual terms of the financial asset relate only to payments of principal and interest (SPPI test).
•Business combination (see notes 4.b): determination of fair values of assets acquired and liabilities assumed in business combination;
•Impairment test of intangible assets and goodwill (see notes 14 and 4): for the purposes of impairment testing, each Group entity was considered a cash generating unit (“CGU”); and
•Deferred tax asset (see note 32): the expected realization of the deferred tax asset is based on projected future taxable income and other technical studies.
•Expected credit loss (see notes 4e and 12): the measurement of expected credit loss on assets measured at amortized cost and fair value through other comprehensive income (FVOCI) requires the use of complex quantitative models and assumptions about future economic conditions and credit behavior. Several significant judgments are also needed to apply the accounting requirements for measuring expected credit loss, such as: determining the criteria to evaluate the significant increase in credit risk; selecting quantitative models; and establishing different prospective scenarios and their weighting, and others.
•Provisions (see note 21): recognition and measurement of provisions, including the provision for legal proceedings. The main assumptions considered refer to the probability and magnitude of outflows of resources.

11

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
3.New Accounting Standards Recently Issued
New or revised accounting pronouncements adopted in 2025
The following new or revised standards were issued by the IASB and adopted by the Group for the periods covered by these unaudited interim condensed consolidated financial statements.
•Amendment to IAS 21 - The Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements: The changes require the application of a consistent approach when assessing whether one currency can be exchanged for another, and the amendment clarifies how entities should determine the exchange rate to be used and the disclosures to be provided when a currency is difficult or impossible to exchange. The amendments aim to improve the information an entity provides in its financial statements. This amendment is required for annual financial statements for periods beginning on or after January 1, 2025. Management did not identify any impacts, as there are no currencies in its operations that are difficult or impossible to exchange in the Group's consolidated financial statements.
Other new standards and interpretations issued but not yet effective
•Amendments to IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments Disclosures: Issued in May 2024, the amendments and clarifications relate to the derecognition of financial liabilities through electronic systems, assessment of contractual cash flow characteristics in classification (SPPI Test), such as financial assets linked to ESG (Environmental, Social and Governance) and other financial instruments. Additionally, additional disclosures were included regarding equity instruments designated at fair value through other comprehensive income and financial instruments linked to contingent events. The amendments are effective for periods beginning on January 1, 2026. Management is assessing the effects of adopting this amendment on the Group's consolidated financial statements.
•IFRS 18 - Presentation and Disclosure in Financial Statements: Issued in April 2024, it replaces IAS 1 and brings additional requirements for financial statements with the aim of enhancing information to shareholders. It defines three categories for income and expenses: operating, investing, and financing, and includes new subtotals. The standard also provides guidance on the disclosure of management-defined performance indicators and includes specific requirements for banking and insurance sector companies. IFRS 18 will come into effect on January 1, 2027, and Management is assessing the effects of adopting this standard on the Group's consolidated financial statements.
•IFRS 19 - Subsidiaries without Public Accountability: Disclosures: Issued in May 2024, the standard defines that a subsidiary without public accountability can provide reduced disclosures when applying IFRS Accounting Standards in its financial statements. The standard is optional for eligible subsidiaries and establishes disclosure requirements for subsidiaries that choose to apply it. IFRS 19 will come into effect on January 1, 2027, and management is assessing the effects of adopting this standard on the Group's consolidated financial statements.
•Other Amendments - The IASB has made other amendments to existing standards that will be effective from future periods, as summarized below:
•Amendments to IFRS 7 - Gains and losses on derecognition: The amendments aim to disclose deferred differences on fair value and transaction price, changes in the classification and measurement of financial instruments, effective from January 1, 2026.
•Amendments to IAS 7 - The main objective is to increase transparency in the disclosure of supplier financing arrangements, requiring additional information on these arrangements, such as terms and conditions, the value of liabilities involved, and liquidity risks, effective from January 1, 2026.
•Amendments to IFRS 10 - Aims at defining control and transition guidance after applying the new concept, as well as clarifications on the sale or contribution of assets between related entities, effective from January 1, 2026.

12

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
•Amendments to IFRS 9 - Includes clarifications on the derecognition of lease liabilities and their consequences, effective from January 1, 2026.
In light of the above-mentioned amendments, Management is assessing the possible impacts of these standard changes on its unaudited interim condensed consolidated financial statements.
4.Material accounting policies
The main regulatory practices in preparing forecasts are the same occasions disclosed in the unaudited interim condensed consolidated financial statements projections for the year ended December 31, 2024.
a.Basis for consolidation

The following table shows the subsidiaries in each period:

Entity	Branch of Activity	Common shares and/or quotas	Functional currency	Country	Share in the capital (%)
					03/31/2025	12/31/2024
Direct subsidiaries
Inter&Co Participações Ltda.	Holding Company	13,196,995	BRL	Brazil	100.00%	100.00%
INTRGLOBALEU Serviços Administrativos, LDA	Holding Company	1	EUR	Portugal	100.00%	100.00%
Inter US Holding, Inc	Holding Company	100	US$	USA	100.00%	100.00%
Inter Holding Financeira S.A.	Holding Company	401,207,704	BRL	Brazil	100.00%	100.00%
Inter Marketplace Intermediacão de negócios e Serviços Ltda.	Marketplace	1,984,271,386	BRL	Brazil	100.00%	100.00%
Landbank Fundo de Investimento em Direitos Creditórios de Responsabilidade Limitada (a)	Investment Fund	590,989,248	BRL	Brazil	100.00%	100.00%
Inter&Co Solutions	Provision of services	16,000,000	BRL	Brasil	100.00%	100.00%
Indirect subsidiaries
Banco Inter S.A.	Multiple Bank	2,593,598,009	BRL	Brazil	100.00%	100.00%
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	Securities broker	335,000,000	BRL	Brazil	100.00%	100.00%
Inter Digital Corretora e Consultoria de Seguros Ltda.	Insurance broker	60,000	BRL	Brazil	60.00%	60.00%
Inter Titulos Imobiliarios Fundo de Investimento Imobiliario	Investment Fund	—	BRL	Brazil	—%	97.19%
BMA Inter Fundo De Investimento Em Direitos Creditórios Multissetorial	Investment Fund	—	BRL	Brazil	—%	65.17%
TBI Fundo De Investimento Renda Fixa Credito Privado	Investment Fund	230,278,086	BRL	Brazil	100.00%	100.00%
TBI Fundo De Investimento Crédito Privado Investimento Exterior	Investment Fund	15,000,000	BRL	Brazil	100.00%	100.00%
IG Fundo de Investimento Renda Fixa Crédito Privado	Investment Fund	127,909,837	BRL	Brazil	100.00%	100.00%
Inter Simples Fundo de Investimento em Direitos Creditórios Multissetorial	Investment Fund	37,065	BRL	Brazil	91.29%	91.29%
IM Designs Desenvolvimento de Software S.A	Provision of services	50,000,000	BRL	Brazil	50.00%	50.00%
Acerto Cobrança e Informações Cadastrais S.A.	Provision of services	60,000,000,000	BRL	Brazil	60.00%	60.00%
Inter & Co Payments, Inc	Provision of services	1,000	US$	USA	100.00%	100.00%
Inter Asset Gestão de Recursos Ltda	Asset management	750,814	BRL	Brazil	70.87%	70.87%
Inter Café Ltda.	Provision of services	13,010,000	BRL	Brazil	100.00%	100.00%
Inter Boutiques Ltda.	Provision of services	6,010,008	BRL	Brazil	100.00%	100.00%
Inter Food Ltda.	Provision of services	7,000,000	BRL	Brazil	70.00%	70.00%
Inter Viagens e Entretenimento Ltda.	Provision of services	94,515	BRL	Brazil	100.00%	100.00%
Inter Conectividade Ltda.	Provision of services	33,533,805	BRL	Brazil	100.00%	100.00%
Inter US Management, LLC	Provision of services	100,000	US$	USA	100.00%	100.00%
Inter US Finance, LLC	Provision of services	100,000	US$	USA	100.00%	100.00%
Inter&Co Securities, LLC	Provision of services	100,000	US$	USA	100.00%	100.00%
Inter&Co Tecnologia e Serviços Financeiros Ltda.	Provision of services	9,896,122,671	BRL	Brazil	100.00%	100.00%
Inter Pag Instituição de Pagamento S.A (b)	Provision of services	1,654,582,386	BRL	Brasil	100.00%	100.00%
Inter & Co Us advisors, LLC (c)	Asset management	—	US$	USA	100.00%	100.00%
Inter Hedge Fundo de Investimento Imobiliário (d)	Investment Fund	139,437,178	BRL	Brasil	100.00%	—%

a.On June 28, 2024,the Landbank Fund was created by Inter & Co which held 301,000,000 of its shares. As a result, the fund is now consolidated in the Group's consolidated financial statements.
b.On May 28, 2024, Banco Inter (indirect subsidiary) announced the execution of contracts for the acquisition of the entire share capital of Inter Pag, after approval by BACEN (Central Bank of Brazil) which occurred on July 24, 2024, Inter became the sole shareholder of Inter Pag Instituição de Pagamento S.A. (previously named Granito Soluções em Pagamento S.A.).
c.In October 2024, Inter&Co US Advisors was incorporated and became the direct subsidiary of US Holding, Inc, and consequently, an indirect subsidiary of Inter&Co.
d.On February 17, 2025, Banco Inter (indirect subsidiary) made a significant investment by acquiring a significant number of shares in the Inter Hedge fund. As a result of this acquisition, the financial data related to these funds began to be included in the consolidation basis of the financial statements of Inter&Co.

13

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
5.Operating segments
Operating segments are disclosed based on internal information that is used by the chief operating decision maker to allocate resources and to assess performance. The chief operating decision-maker, responsible for allocating resources, evaluating the performance of the operating segments and responsible for making strategic decisions for the Group, is the CEO, together with the Board of Directors.
Profit by operating segment
Each operating segment is composed of one or more legal entities. The measurement of profit by operating segment takes into account all revenues and expenses recognized by the companies that make up each segment.
Transactions between segments are carried out in terms and rates compatible with those practiced with third parties, where applicable. The Group does not have any customer accounting for more than 10% of its total net revenue.
a.Banking & Spending
This segment includes banking products and services such as current accounts, debit and credit cards, deposits, loans, advances to customers, debt collection activities and other services provided to customers, mainly through Inter app. The segment also includes foreign exchange services, remittances of funds between countries, including the Global Account digital solution, card payment solutions (including Inter Pag), together with the investment funds consolidated by the Group.
b.Investments
This segment is responsible for operations related to the acquisition, sale and custody of securities, the structuring and distribution of securities in the capital market and operations related to the management of fund portfolios and other assets (purchase, sale, risk management). Revenues consist primarily of administration fees and commissions charged to investors for the rendering of such services.
c.Insurance Brokerage
This segment offers insurance products underwritten by insurance companies with which Inter has an agreement (‘partner insurance companies’), including warranties, life, property and automobile insurance and pension products, as well as consortium products provided by a third party with whom Inter has a commercial agreement. The income from brokerage commissions is recognized in the income statement when services are provided, that is, when the performance obligation is fulfilled upon sale to the customer.
d.Inter Shop
This segment includes sales of goods and/or services to Inter’s clients through our digital platform in partnership with other companies.. The segment income basically comprises commissions received for sales and/or for the rendering of these services.

14

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
Segment information

	03/31/2025
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	1,772,954	4,907	—	23,399	1,801,260	13,504	(7,894)	1,806,870
Interest expenses	(1,194,426)	(3,705)	—	—	(1,198,131)	(2,297)	21,408	(1,179,020)
Income from securities, derivatives and foreign exchange	684,176	19,594	2,288	12,571	718,629	29,629	(13,514)	734,744
Net interest income and income from securities, derivatives and foreign exchange	1,262,704	20,796	2,288	35,970	1,321,758	40,836	—	1,362,593

Net revenues from services and commissions	300,868	36,149	69,494	51,485	457,996	17,481	(15,553)	459,924
Expenses from services and commissions	(17,174)	—	(20,854)	(2,624)	(40,652)	(159)	—	(40,811)
Other revenues	50,780	3,024	10,023	8,024	71,851	47,812	(63,570)	56,093
Revenues	1,597,178	59,969	60,951	92,855	1,810,953	105,970	(79,123)	1,837,800

Impairment losses on financial assets	(508,637)	(602)	—	—	(509,239)	(4,442)	—	(513,681)
Administrative expenses	(460,198)	(39,736)	(4,209)	(17,849)	(521,992)	(12,021)	5,813	(528,200)
Personnel expenses	(184,002)	(18,242)	(6,157)	(15,350)	(223,751)	(20,861)	9,739	(234,873)
Tax expenses	(100,575)	(4,159)	(6,695)	(12,432)	(123,861)	(12,195)	—	(136,056)
Depreciation and amortization	(61,953)	(1,602)	(637)	(2,897)	(67,089)	(356)	—	(67,445)
Profit before income tax	281,813	(4,372)	43,253	44,327	365,021	56,095	(63,571)	357,545

Income tax	(23,043)	3,551	(14,293)	(17,072)	(50,857)	98	—	(50,759)

Profit for the period	258,770	(821)	28,960	27,255	314,164	56,193	(63,571)	306,786

	03/31/2025
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Total assets	79,161,433	817,358	344,159	600,628	80,923,578	2,137,534	(2,502,546)	80,558,566
Total liabilities	71,569,242	395,626	123,449	550,925	72,639,242	715,215	(1,808,741)	71,545,716
Total equity	7,592,191	421,732	220,710	49,703	8,284,336	1,422,319	(693,805)	9,012,850

15

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025

	03/31/2024
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	1,190,849	2,925	—	14,175	1,207,949	13,933	(4,351)	1,217,531
Interest expenses	(776,296)	(1,992)	—	—	(778,288)	(2,121)	18,162	(762,247)
Income from securities, derivatives and foreign exchange	514,202	18,817	974	7,214	541,207	9,741	(13,811)	537,138
Net interest income and income from securities, derivatives and foreign exchange	928,755	19,750	974	21,389	970,868	21,553	—	992,422

Net revenues from services and commissions	272,341	31,125	36,446	33,654	373,566	774	—	374,340
Expenses from services and commissions	(33,925)	(95)	—	—	(34,020)	(2)	—	(34,022)
Other revenues	81,860	3,141	14,930	6,412	106,343	13,347	(51,489)	68,201
Revenues	1,249,031	53,921	52,350	61,455	1,416,757	35,672	(51,489)	1,400,941

Impairment losses on financial assets	(410,592)	—	—	—	(410,592)	(456)		(411,048)
Administrative expenses	(341,277)	(18,221)	(13,657)	(14,304)	(387,459)	(7,785)	—	(395,244)
Personnel expenses	(141,976)	(22,537)	(5,827)	(10,772)	(181,112)	(9,351)	—	(190,463)
Tax expenses	(68,128)	(3,687)	(4,338)	(10,110)	(86,263)	(68)	—	(86,331)
Depreciation and amortization	(37,751)	(1,408)	(339)	(2,349)	(41,847)	(53)	—	(41,900)
Share of the profit or loss of associates and joint ventures accounted for using the equity method	(2,223)	—	—	—	(2,223)	—	—	(2,223)
Profit / (loss) before income tax	247,084	8,068	28,189	23,920	307,261	17,959	(51,489)	273,732

Income tax	(51,214)	(2,608)	(7,768)	(17,412)	(79,002)	490	—	(78,512)

Profit / (loss) for the period	195,870	5,460	20,421	6,508	228,259	18,449	(51,489)	195,220

	12/31/2024
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Total assets	75,189,468	834,510	339,776	566,010	76,929,764	2,240,421	(2,711,755)	76,458,430
Total liabilities	67,353,349	407,083	148,221	558,571	68,467,224	829,357	(1,910,458)	67,386,123
Total equity	7,836,119	427,427	191,555	7,439	8,462,540	1,411,064	(801,297)	9,072,307

16

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
6.Financial risk management
Risk management the Group includes credit, market, liquidity and operational risks. Risk management activities are carried out by independent and specialized structures, in accordance with previously defined policies and strategies. In general, the activities and processes seek to identify, measure, and control the financial and non-financial risks to which Inter is subject.
The model adopted by the Group, involves a structure of areas and committees that seek to ensure:
•Segregation of function;
•Specific unit for risk management;
•Defined management process;
•Clear norms and competence structure;
•Defined limits and margins; and
•Reference to best management practices.
a.Credit risk
Credit risk is defined as the possibility of losses associated with the failure of the borrower or counterparty to meet their respective financial obligations in the agreed-upon terms or the devaluation of a credit agreement arising from the increased risk of default by the borrower, among others.
The financial instruments subject to credit risk are submitted to careful credit evaluation prior to contracting, as well as throughout the term of the respective operations. The credit analyses are based on the borrower's (or counterparty's) economic and financial capacity behavior, including payment history and credit reputation, in addition to the terms and conditions of the respective credit operation, including terms, rates and guarantees.
Loans and advances to customers, as shown in Note 12, are mainly represented by the following operations:
•Credit card: credit operations related to credit card limits, mostly without attached guarantees;
•Business loans: working capital operations, receivables, discounts and loans in general, with or without attached guarantees;
•Real estate loans: loans and financing operations secured by real estate, with attached guarantees;
•Personal loans: loan and payroll card operations, personal loans with and without transfer guarantees; and
•Agribusiness loans: financing operations to cover the costs of rural production, investment, commercialization and/or industrialization granted to rural producers, with or without attached guarantees.
Mitigation of Exposure
In order to maintain the exposures within the risk levels established by senior management, Inter adopts measures to mitigate credit risk. Exposure to credit risk is mitigated through the structuring of guarantees, adapting the risk level to be incurred to the characteristics of the collateral taken at the time of granting. Risk indicators are monitored on an on-going basis and proposal for alternatives forms of mitigation are assessed, whenever the exposure behavior to credit risk of any unit, region, product or segment requires it. Additionally, credit risk mitigation takes place through product repositioning and adjusting operational processes or operation approval levels.

17

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
In addition to the activities described above, goods pledged in guarantee are subject to a technical assessment / valuation at least once every twelve months. In the case of personal guarantees, an analysis of the financial and economic circumstances of the guarantor is made considering their other debts with third parties, including tax, social security and labor debt.
Credit standards guide operational units and cover, among other aspects, the classification, requirement, selection, assessment, formalization, control and reinforcement of guarantees, aiming to ensure the adequacy and sufficiency of mitigating instruments throughout the cycle of the loan.
In 2025 there were no material changes to the nature of the credit risk exposures, how they arise or the Group’s objectives, policies and processes for managing them, although Inter continues to refine its internal risk management processes.
i.Concentration by economic sector

	03/31/2025	12/31/2024
Financial activities	5,829,881	5,667,776
Construction	1,859,104	1,817,869
Trade	1,496,357	1,468,875
Industries	1,431,775	1,429,907
Administrative activities	1,123,635	1,190,423
Agriculture	106,701	79,653
Other segments (a)	1,606,300	2,110,431
Business clients	13,453,753	13,764,934
Individual clients	23,941,571	21,831,359
Total	37,395,324	35,596,293

(a) Mainly refers to real estate activities, communication services, transport, storage and mailing.

ii.Concentration of the portfolio

	03/31/2025		12/31/2024
	Balance	% on Loans and advances to customers	Balance	% on Loans and advances to customers
Largest debtor	151,411	0.40%	123,456	0.35%
10 largest debtors	866,943	2.32%	964,974	2.71%
20 largest debtors	1,367,467	3.66%	1,520,889	4.27%
50 largest debtors	2,224,799	5.95%	2,378,545	6.68%
100 largest debtors	3,056,224	8.17%	3,181,258	8.94%
Measurement
The measurement of credit risk the Group is carried out considering the following:
•At the time that credit is granted, an assessment of a customer’s financial condition is undertaken through the application of qualitative and quantitative methods and using information collected from the market, in order to support the adequacy of the risk exposure being proposed;
•The assessment is carried out at the counterparty level, considering information on guarantors where applicable. The exposure to the credit risk is also measured in extreme scenarios, using stress techniques and scenario analysis. The models applied to determine the rating of customers and loans are reviewed periodically in order to ensure they reflect the macroeconomic scenario and actual loss experience, as per information in note 12;

18

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
•The aging of late payments in portfolios is monitored in order to identify trends or changes in the behavior of non-performing loans and allow the adoption of mitigating measures when required;
•Expected credit loss reflects the risk level of loans and allows monitoring and control of the portfolio’s exposure level and the adoption of risk mitigation measures;
•The expected credit loss is a forecast of the risk levels of the credit portfolio. Its calculation is based on the historical payment behavior and the distribution of the portfolio by product and risk level. This is a key input to the process of pricing loans and advances to customers; and
•In addition to the monitoring and measurement of indicators under normal conditions, simulations of changes in business environment and economic scenario are also performed in order to predict the impact of such changes in levels of exposure to risks, provisions and balance of such portfolios and to support the process of reviewing the exposure limits and the credit risk policy.
b.Description of guarantees
The financial instruments subject to credit risk are subject to careful assessment of credit prior to being contracted and disbursed and risk assessment is ongoing throughout the term of the instruments. Credit assessments are based on an understanding of the customers’ operational characteristics, their indebtedness capacity, considering cash flow, payment history and credit reputation, and any guarantees given.
Loans and advances to customers, as shown in Note 12, are mainly represented by the following operations:
•Working capital operations: are guaranteed by receivables, promissory notes, sureties provided by their owners and occasionally by property or other tangible assets, when applicable;
•Payroll loans: are mainly represented by payroll credit cards and personal loans. These are deducted directly from the borrowers' pensions, income or salaries and settled directly by the entity responsible for making these payments (e.g. company or government agency);
•Personal loans and credit cards: generally, do not have guarantees; and
•Real estate financing: is collateralized by the real estate financed.
Guarantees of real estate loans and financing
The following table shows the value of real estate-backed financing, broken down by loan to value. Loan to Value (LTV) is the ratio between the value of a loan and the value of the asset being financed. A higher LTV may signal greater risk to the lender, as it indicates a lower share of the borrower's equity in the transaction.

	03/31/2025	12/31/2024
Lower than 30%	1,889,016	1,680,479
31 - 50%	3,498,737	3,384,141
51 - 70%	5,006,273	4,552,068
71 - 90%	1,520,732	1,375,696
Higher than 90%	285,629	257,803
	12,200,387	11,250,187
c.Liquidity risk
Liquidity risk is the possibility that the Group will not be able to efficiently meet its expected or unexpected financial obligations, including those arising from guarantees provided or even unexpected redemptions from customers. Therefore, liquidity risk also includes the possibility that Inter will not be able to negotiate the sale of assets at market prices due to their volume in relation to the volume normally traded or due to some discontinuity in the market.

19

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
The liquidity risk management structure is segregated and acts proactively with the objective of monitoring and preventing any violation of the liquidity ratio limits. Liquidity risk monitoring covers the entire flow of receipts and payments of the Group so that risk mitigation actions can be implemented. This monitoring is carried out primarily by the Assets and Liabilities Committee and the Risk and Capital Management Committee. These committees assess the liquidity risk information that is available in the Group's systems, such as:
•Top 10 investors;
•Mismatch between assets and liabilities;
•Net Funding; Liquidity limits; Maturity forecast;
•Stress tests based on internally defined scenarios;
•Liquidity contingency plans;
•Monitoring of asset and liability concentrations;
•Monitoring of Liquidity Ratio and funding renewal rates; and
•Reports with information on positions held by Inter and its subsidiaries.
As of the reference date of March 31, 2025, there were no material changes in the nature of liquidity risk exposures, in how they arise, or in the Group's objectives, policies, and processes for managing them, although the Group continues to improve its internal risk management processes.
The responsibilities of the Liquidity Risk Management Framework are distributed between different committees and hierarchical levels, including: Board of Directors, Asset and Liability Committee (ALC), Officer in charge of Risk Management, Superintendent of Compliance, Risk Management and Internal Controls and Risk Coordination. These consider the internal and external factors affecting the liquidity of the Group, and a detailed daily monitoring of incoming and outgoing movements of loans and advances to customers, time deposits, savings, Agribusiness Credit Bills (LCA), Real estate credit bills (LCI), Guaranteed Real Estate Bills (LIG) and demand deposits is performed. Time deposits are analyzed according to the concentration, maturities, renewals, repurchases and new funding.

20

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
d.Analyses of financial instruments by remaining contractual term
The table below presents the projected future realizable value of the Group’s financial assets and liabilities by contractual term:

		Current			Non-Current		Total	Total
	Note	1 to 30 days	31 to 180 days	181 to 365 days	1 to 5 Years	Over 5 years	03/31/2025	12/31/2024
Financial assets
Cash and cash equivalents	8	1,458,588	—	—	—	—	1,458,588	1,108,394
Amounts due from financial institutions	9	6,595,073	—	—	—	—	6,595,073	6,194,960
Deposits at Central Bank of Brazil		5,648,238	—	—	—	—	5,648,238	5,285,402
Securities	10	576,030	1,607,843	3,504,671	13,877,542	5,185,379	24,751,465	23,953,038
Derivative financial assets	11	383	6,639	1,079	62	—	8,163	563
Loans and advances to customers	12.c	8,162,949	4,703,162	6,888,301	5,082,474	12,558,438	37,395,324	35,596,293
Other assets (a)	15	—	—	—	—	86,111	86,111	83,194
Total		22,441,261	6,317,644	10,394,051	18,960,078	17,829,928	75,942,962	72,221,844

Financial liabilities
Liabilities with financial and similar institutions	16	13,807,151	501	31	—	—	13,807,683	11,319,577
Liabilities with customers (b)	17	43,620,830	2,400	3,063	21,475	—	43,647,768	42,803,229
Securities issued	18	10,687,636	2,879	2,382	5,070	—	10,697,969	9,890,219
Derivative financial liabilities	11	359	5,497	1	2	4	5,863	70,048
Borrowing and on-lending	19	104,736	6,800	126	269,837	16,454	397,953	128,924
Other liabilities (c)	22	—		795	105,868	—	106,663	113,690
Total		68,220,712	18,078	6,398	402,252	16,458	68,663,899	64,325,687
(a)    The financial assets are substantially composed of amounts related to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”), to Wiz Soluções e Corretagem de Seguros SA (“Wiz”) on May 8, 2019.
(b)    Overall, the CDB (time deposit) are issued with early liquidity clause, then the client (counterparty) could redeem it anytime until the final maturity. For disclosure purpose, the CDBs are allocated according to the remaining days until the maturity. Therefore, for risk management purpose under both market risk and liquidity risk, it is considered a methodology (behavior statistic model) which is focused on allocating the positions (CDB) at a more probable maturity.
(c)    Financial liabilities are composed of financial liabilities of leases, as per explanatory note 22.b.

21

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
e.Financial assets and liabilities using a current/non-current classification
The table below represents the Group’s current financial assets (realized within 12 months of the reporting date), non-current financial assets (realized more than 12 months after the reporting date) and current financial liabilities (it is due to be settled within 12 months of the reporting date) and non-current financial liabilities (is due to be settled more than 12 months after the reporting date):

		03/31/2025			12/31/2024
	Note	Current	Non-current	Total	Total
Assets
Cash and cash equivalents	8	1,458,588	—	1,458,588	1,108,394
Amounts due from financial institutions	9	6,595,073	—	6,595,073	6,194,960
Deposits at Central Bank of Brazil		5,648,238	—	5,648,238	5,285,402
Securities	10	5,688,544	19,062,921	24,751,465	23,953,038
Derivative financial assets	11	8,101	62	8,163	563
Loans and advances to customers, net of provisions for expected credit losses	12	17,447,368	17,640,912	35,088,280	33,327,355
Other assets (a)	15	—	86,111	86,111	83,194
Total		36,845,912	36,790,006	73,635,918	69,952,906

Liabilities
Liabilities with financial and similar institutions	16	13,807,683	—	13,807,683	11,319,577
Liabilities with customers (b)	17	43,626,293	21,475	43,647,768	42,803,229
Securities issued	18	10,692,899	5,070	10,697,969	9,890,219
Derivative financial liabilities	11	5,857	6	5,863	70,048
Borrowings and on-lending	19	111,662	286,291	397,953	128,924
Other liabilities (b)	22	795	105,868	106,663	113,690
Total		68,245,189	418,710	68,663,899	64,325,687
(a)    The financial assets are substantially composed of amounts related to the variable portion of the sale of 40% of the subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. (“Inter Seguros”), to Wiz Soluções e Corretagem de Seguros SA (“Wiz”) on May 8, 2019.
(b)    Overall, the CDB (time deposit) are issued with early liquidity clause, then the client (counterparty) could redeem it anytime until the final maturity. For disclosure purpose, the CDBs are allocated according to the remaining days until the maturity. Therefore, for risk management purpose under both market risk and liquidity risk, it is considered a methodology (behavior statistic model) which is focused on allocating the positions (CDB) at a more probable maturity
(c)    Financial liabilities are composed of financial liabilities of leases, as per explanatory note 22.b.
.
f.Market risk
Market risk is the possibility of losses resulting from fluctuations in the fair value of financial instruments held by the Institution and its subsidiaries, including the risks of transactions subject to changes in foreign exchange rates, interest rates, stock prices and commodity prices.
The Group, market risk management has, among others, the objective of supporting the business areas, establishing processes and implementing tools necessary for the assessment and control of related risks, allowing the measurement and monitoring of risk levels, as defined by Senior Management.
The market risk policy is monitored by the Asset and Liability Committee. Market risk controls allow the analytical assessment of information and are in a constant process of improvements. The Institution and its subsidiaries have improved the internal aspects of risk management and mitigation.
Measurement
Within the risk management process, the Group classifies its operations, including derivative financial instruments, as follows:

22

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
•Trading book: considers all operations intended to be traded before their contractual maturity or intended to hedge the trading portfolio and which are not subject to limitations on their negotiability.
•Banking book: considers operations not classified in the trading portfolio, the main characteristic of which is the intention to hold the respective operations until maturity
In line with market practices, the Group manages its risks dynamically, seeking to identify, measure, evaluate, monitor, report, control and mitigate the exposures to market risks of its own positions. One of the methods of assessing the positions subject to market risk is the Value at Risk (VaR) model. The methodology used to calculate the VaR is the parametric model with a confidence level (CL) of 99% and a holding period of twenty one days.
We present the value-at-risk for the Trading Book positions:

Risk factor	03/31/2025	12/31/2024
IPCA Coupon	9,639	13,738
Pre-fixed rate	797	3,951
USD Coupon	73	2,675
Foreign currencies	25,643	28,036
Share price	2,685	193
Subtotal	38,837	48,593

Diversification effects (correlation)	14,865	24,539
Value-at-Risk	23,972	24,054
VaR over total asset	0.03%	0.03%
We present the value-at-risk (holding period: 21 days) for the Banking Book positions:

Risk factor	03/31/2025	12/31/2024
IPCA Coupon	732,159	976,186
Pre-fixed rate	35,202	116,296
TR Coupon	35,350	53,790
Others	94,167	181,069
Subtotal	896,878	1,327,341

Diversification effects (correlation)	136,883	347,688
Value-at-Risk	759,995	979,653
VarR over total asset	0.94%	1.28%
g.Sensitivity analysis
To determine the sensitivity of the Group's economic value position to market movements, we calculate the delta of the marked-to-market value (MTM) of assets and liabilities in different scenarios, considering the relevant risk factors, during the analyzed period. We present the results that would negatively affect our positions, according to each scenario.
•Scenario 1: based on market information, shocks of 1 basis point were applied to interest rates and 1% variation to prices (foreign currencies and shares);
•Scenario 2: shocks of 25% variation were determined in the curves and market prices;
•Scenario 3: shocks of 50% variation were determined in the curves and market prices.

23

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
It is important to note that the impacts reflect a static view of the portfolio, and that market dynamics and portfolio composition cause these positions to change continuously and do not necessarily reflect the position shown here. The group has a continuous market risk monitoring process, and in case of position/portfolio deterioration, mitigating actions are taken to minimize possible negative effects.

Exposures - R$ thousand
Banking and Trading book	Scenarios					03/31/2025
Risk factor	Rate variation in scenario 1	Scenario I	Rate variation in scenario 2	Scenario II	Rate variation in scenario 3	Scenario III
Pre-fixed rate	increase	(2,661)	increase	(912,609)	increase	(1,699,083)
IPCA coupon (a)	increase	(4,597)	increase	(786,083)	increase	(1,425,950)
TR coupon (b)	increase	(245)	increase	(63,344)	increase	(109,104)
USD coupon	decrease	21	decrease	(5,394)	decrease	(10,957)
Others	increase	(17)	increase	(2,764)	increase	(5,366)
(a) The IPCA is a consumer price index calculated by the IBGE (accumulated during each period).
(b) The Reference Rate (TR) is one of the components that determine the profitability of savings accounts and the FGTS (Severance Indemnity Fund).

Exposures - R$ thousand
Banking and Trading book	Scenarios					12/31/2024
Risk factor	Rate variation in scenario 1	Scenario I	Rate variation in scenario 2	Scenario II	Rate variation in scenario 3	Scenario III
Pre-fixed rate	increase	(2,766)	increase	(988,366)	increase	(1,848,407)
IPCA coupon (a)	increase	(4,870)	increase	(834,006)	increase	(1,511,875)
TR coupon (b)	increase	(214)	increase	(56,565)	increase	(96,402)
USD coupon	decrease	(26)	decrease	(4,477)	decrease	(9,047)
Others	increase	(19)	decrease	(1,912)	decrease	(628)
(a) The IPCA is a consumer price index calculated by the IBGE (accumulated during each period).
(b) The Reference Rate (TR) is one of the components that determine the profitability of savings accounts and the FGTS (Severance Indemnity Fund).

h.Operational risk
Policy
Operational risk management aims to identify, assess and monitor risks, and is defined as the risk of losses resulting from inadequate or failed internal processes, people and systems, or external events. This definition includes legal risk, but excludes strategic and reputational risk.
Operational risk events can be classified:
•Internal fraud;
•External fraud;
•Labor demands and poor workplace safety;
•Inappropriate practices relating to end users, customers, products and services;
•Damage to physical assets owned or used by the institution;
•Situations that lead to the interruption of the institution's activities or the discontinuity of services provided, including payments;
•Failures in information technology (IT) systems, processes or infrastructure; and
•Failures in the execution, compliance with deadlines or management of the institution's activities, including those related to payment arrangements.
Inter adopts the management model of the three lines of defense in light of its size, business model and risk appetite.

24

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
Phases of the Management Process
Qualitative Evaluation
The qualitative assessment uses a scale which considers measures for probability and impact, taking into account the vulnerabilities and threats that, combined, determine the level of risk exposure to each event. Identification and verification is performed by in-person monitoring, interviews and workshops with the managers and employees from all operational areas, business partners and business units.
The identified risks are categorized and organized by risk factors.
Quantitative Evaluation
In the quantitative assessment of operational risk, the Group maintains an internal database fed by various sources of information. This contains descriptions and details of operational losses. In the quantitative assessment, information from external sources deemed reliable and relevant to the businesses of the Group may also be used.
Monitoring
An effective risk management process requires a communication and review structure that ensures the correct, effective and timely identification and assessment of the risks. In addition, it also seeks to assure that controls and responses to these risks are implemented.
Control tests and regular audits intended to verify compliance with applicable policies and standards are performed. The monitoring and review process seeks to verify whether:
•The adopted measures have achieved the intended results;
•The procedures adopted and the information gathered to perform the assessment were appropriate;
•Higher levels of knowledge may have contributed to make better decisions; and
•There is an effective possibility of obtaining information for future assessments.
7.Fair values of financial instruments
a.Financial instruments – Classification and fair values
Financial Instruments are classified into the following categories:
•Amortized cost;
•Fair value through other comprehensive income (FVOCI); and
•Fair value through profit or loss (FVTPL).
The fair value of a financial asset or liability is measured using one of three approaches below, weighting the levels of the fair value hierarchy as follows:
•Level 1 – instruments with prices traded in the active market;
•Level 2 – using financial valuation techniques, weighing data and market variables; and
•Level 3 – uses meaningful variables that are not based on market data.
The following table presents the composition of financial assets and liabilities according to the accounting classification in fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). It also shows the carrying amounts and fair values of financial assets and liabilities, including their levels in the fair value hierarchy. Inter may not include information on the fair value of financial assets and liabilities when the carrying amount is a reasonable approximation of fair value.

25

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025

As of March 31, 2025
Financial assets	Level 1	Level 2	Level 3	Fair value	Carrying amount
Amortized cost	—	—	—	—	50,484,376
Loans and advances to customers, net of provisions for expected credit losses	—	—	—	—	35,088,280
Amounts due from financial institutions	—	—	—	—	6,595,073
Deposits at Central Bank of Brazil	—	—	—	—	5,648,238
Cash and cash equivalents	—	—	—	—	1,458,588
Brazilian government securities	—	—	—	—	1,213,243
Securities issued by financial institutions	—	—	—	—	480,954

Fair value through profit or loss - FVTPL	602,796	997,610	—	1,600,406	1,600,406
Investment funds shares	149,188	398,664	—	547,852	547,852
Bonds and shares issued by non-financial companies	—	546,167	—	546,167	546,167
Brazilian government securities	453,608	—	—	453,608	453,608
Securities issued by financial institutions	—	44,616	—	44,616	44,616
Derivative financial assets	—	8,163	—	8,163	8,163

Fair value through other comprehensive income - FVOCI	16,865,052	4,551,511	—	21,416,563	21,416,563
Brazilian government securities	16,661,252	—	—	16,661,252	16,661,252
Securities issued abroad	203,800	3,739,980	—	3,943,780	3,943,780
Bonds and shares issued by non-financial companies	—	695,033	—	695,033	695,033
Investment funds shares	—	116,498	—	116,498	116,498

Total	17,467,848	5,549,121	—	23,016,969	73,501,345

Financial liabilities	Level 1	Level 2	Level 3	Fair value	Carrying amount
Amortized cost	—	—	—	—	68,551,373
Liabilities with customers	—	—	—	—	43,647,768
Liabilities with financial and similar institutions	—	—	—	—	13,807,683
Securities issued	—	—	—	—	10,697,969
Borrowings and on-lending	—	—	—	—	397,953

Fair value through profit or loss - FVTPL	—	5,863	—	5,863	5,863
Derivative financial liabilities	—	5,863	—	5,863	5,863

Total	—	5,863	—	5,863	68,557,236

26

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025

As of December 31, 2024
Financial assets	Level 1	Level 2	Level 3	Fair value	Carrying amount
Amortized cost	—	—	—	—	47,529,290
Loans and advances to customers, net of provisions for expected credit losses	—	—	—	—	33,327,355
Amounts due from financial institutions	—	—	—	—	6,194,960
Deposits at Central Bank of Brazil	—	—	—	—	5,285,402
Cash and cash equivalents	—	—	—	—	1,108,394
Brazilian government securities	—	—	—	—	1,189,489
Securities issued by financial institutions	—	—	—	—	423,690

Fair value through profit or loss - FVTPL	648,194	726,203	—	1,374,397	1,374,397
Brazilian government securities	432,316	32,081	—	464,397	464,397
Securities issued by financial institutions	15,987	374,000	—	389,987	389,987
Investment funds shares	199,891	93,322	—	293,213	293,213
Bonds and shares issued by non-financial companies	—	226,237	—	226,237	226,237
Derivative financial assets	—	563	—	563	563

Fair value through other comprehensive income - FVOCI	16,413,025	4,499,513	—	20,912,538	20,912,538
Brazilian government securities	16,183,821	—	—	16,183,821	16,183,821
Securities issued abroad	229,204	3,600,898	—	3,830,102	3,830,102
Investment funds shares	—	706,022	—	706,022	706,022
Securities issued by financial institutions	—	158,713	—	158,713	158,713
Bonds and shares issued by non-financial companies	—	33,880	—	33,880	33,880

Total	17,061,219	5,225,716	—	22,286,935	69,816,225

Financial liabilities	Level 1	Level 2	Level 3	Fair value	Carrying amount
Amortized cost	—	—	—	—	64,141,949
Liabilities with customers	—	—	—	—	42,803,229
Liabilities with financial and similar institutions	—	—	—	—	11,319,577
Securities issued	—	—	—	—	9,890,219
Borrowings and on-lending	—	—	—	—	128,924

Fair value through profit or loss - FVTPL	—	70,048	—	70,048	70,048
Derivative financial liabilities	—	70,048	—	70,048	70,048

Total	—	70,048	—	70,048	64,211,997

27

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
The methodology used to measure financial assets and liabilities classified as “Level 2” uses information that is observable for the asset or liability at market; (i) from observations of the quoted price of similar items in an active market; (ii) identical items in a non-active market; or (iii) from other information extracted from related markets.
During the period ended March 31, 2025, there were no change in the measurement method of financial assets and liabilities that entailed reclassification of financial assets and liabilities among the different levels of the fair value hierarchy.
8.Cash and cash equivalents

	03/31/2025	12/31/2024
Cash and cash equivalents in foreign currency	639,743	770,623
Cash and cash equivalents in national currency	260,806	212,573
Reverse repurchase agreements (a)	558,039	125,198
Total	1,458,588	1,108,394

(a)    Refers to operations whose maturity, on the investment date, was equal to or less than 90 days and present an insignificant risk of change in fair value.
9.Amounts due from financial institutions, net of provisions for expected credit losses

	03/31/2025	12/31/2024
Loans to financial institutions (a)	5,199,617	4,974,605
Interbank on-lending	846,995	645,835
Interbank deposit investments	554,051	579,720
Expected credit loss	(5,590)	(5,200)
Total	6,595,073	6,194,960

(a)    Refers substantially to the anticipation of receivables.

28

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
10.TSecurities, net of provisions for expected credit losses
a.Composition of securities net of expected credit losses:

	03/31/2025	12/31/2024
Fair value through other comprehensive income - FVOCI
Financial treasury bills (LFT)	10,966,101	10,637,587
Securities issued abroad	3,943,780	3,830,102
National treasury notes (NTN)	3,772,230	3,731,416
National treasury bills (LTN)	1,922,921	1,814,818
Commercial promissory notes	541,717	593,027
Investment fund shares	116,498	158,714
Certificates of agricultural receivables	64,399	63,141
Certificates of real estate receivables	62,688	49,853
Debentures	26,229	33,880
Subtotal	21,416,563	20,912,538

Amortized cost
National treasury notes (NTN)	677,210	671,839
National treasury bills (LTN)	536,033	517,650
Rural product bill	480,954	423,690
Subtotal	1,694,197	1,613,179

Fair value through profit or loss - FVTPL
Investment fund shares	547,852	293,216
Financial treasury bills (LFT)	426,048	451,424
Certificates of real estate receivables	224,027	227,337
Commercial promissory notes	125,719	25,069
Debentures	112,105	125,192
Certificates of agricultural receivables	84,316	83,368
Bank deposit certificates	25,859	101,043
Federal Public Title	16,009	15,987
Agribusiness credit bills (LCA)	11,702	36,709
National treasury notes (NTN)	11,551	12,973
Real estate credit bills (LCI)	7,055	1,516
Subtotal	1,592,243	1,373,834

Total	24,703,003	23,899,551
As of March 31, 2025, the expected credit losses of securities was R$ R$ (48,462)(December 31, 2024: R$(53,487)).

29

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
b.Breakdown of the carrying amount of securities by maturity, net of provisions for expected credit losses

	03/31/2025
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Accounting balance
Fair value through other comprehensive income - FVOCI	384,514	4,214,206	3,725,809	9,138,418	3,953,616	21,416,563
Financial treasury bills (LFT)	—	326,504	1,184,625	7,835,866	1,619,106	10,966,101
Securities issued abroad	188,523	3,755,257	—	—	—	3,943,780
National treasury notes (NTN)	172,761	—	1,002,793	407,826	2,188,850	3,772,230
National treasury bills (LTN)	—	35,971	1,368,183	518,767	—	1,922,921
Commercial promissory notes	20,208	96,474	126,307	298,728	—	541,717
Investment fund shares	—	—	9,552	32,241	74,705	116,498
Certificates of agricultural receivables	(95)	—	34,250	30,244	—	64,399
Certificates of real estate receivables	—	—	—	—	62,688	62,688
Debentures	3,117	—	99	14,746	8,267	26,229

Amortized cost	84,916	218,833	659,994	53,244	677,210	1,694,197
National treasury notes (NTN)	—	—	—	—	677,210	677,210
National treasury bills (LTN)	—	—	485,949	50,084	—	536,033
Rural product bill	84,916	218,833	174,045	3,160	—	480,954

Fair value through profit or loss - FVTPL	407,035	330,578	158,054	142,022	554,554	1,592,243
Investment fund shares	404,806	—	—	—	143,046	547,852
Financial treasury bills (LFT)	—	302,960	103,219	19,869	—	426,048
Certificates of real estate receivables	—	326	7,167	47,554	168,980	224,027
Commercial promissory notes	—	—	—	25,078	100,641	125,719
Debentures	4	1,656	9,257	10,627	90,561	112,105
Certificates of agricultural receivables	6	1,021	20,941	38,087	24,261	84,316
Bank deposit certificates	193	11,569	13,396	649	52	25,859
Federal Public Title	—	—	—	—	16,009	16,009
Agribusiness credit bills (LCA)	1,208	7,036	3,336	109	13	11,702
National treasury notes (NTN)	—	—	560	—	10,991	11,551
Real estate credit bills (LCI)	818	6,010	178	49	—	7,055
Total	876,465	4,763,617	4,543,857	9,333,684	5,185,380	24,703,003

30

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025

	03/31/2024
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Book value
Fair value through other comprehensive income - FVOCI	906,003	3,694,441	2,912,511	8,559,626	4,839,957	20,912,538
Financial treasury bills (LFT)	—	—	1,031,372	7,612,413	1,993,802	10,637,587
Securities issued abroad	431,417	3,398,685	—	—	—	3,830,102
National treasury notes (NTN)	—	168,034	1,005,067	404,732	2,153,583	3,731,416
National treasury bills (LTN)	451,864	—	744,217	343,973	274,764	1,814,818
Commercial promissory notes	—	122,555	100,993	117,240	252,239	593,027
Investment fund shares	—	—	7,251	31,049	120,414	158,714
Certificates of agricultural receivables	10,298	—	23,476	29,367	—	63,141
Certificates of real estate receivables	11,320	—	—	6,075	32,458	49,853
Debentures	1,104	5,167	135	14,777	12,697	33,880

Amortized cost	—	159,232	719,935	62,173	671,839	1,613,179
National treasury notes (NTN)	—	—	—	—	671,839	671,839
National treasury bills (LTN)	—	—	469,309	48,341	—	517,650
Rural product bill	—	159,232	250,626	13,832	—	423,690

Fair value through profit or loss - FVTPL	362,169	257,234	314,459	124,766	315,206	1,373,834
Investment fund quotas	288,707	—	4,509	—	—	293,216
Financial treasury bills (LFT)	21,622	219,135	194,586	10,977	5,104	451,424
Certificates of real estate receivables	154	35	10,906	36,137	180,105	227,337
Commercial promissory notes	—	—	—	25,069	—	25,069
Debentures	27,854	168	9,176	11,604	76,390	125,192
Certificates of agricultural receivables	32	61	19,374	40,533	23,368	83,368
Bank deposit certificates	23,002	7,759	68,489	412	1,381	101,043
Federal Public Title	—	—	—	—	15,987	15,987
Agribusiness credit bills (LCA)	642	28,808	7,192	34	33	36,709
National treasury notes (NTN)	—	—	135	—	12,838	12,973
Real estate credit bills (LCI)	156	1,268	92	—	—	1,516
Total	1,268,172	4,110,907	3,946,905	8,746,565	5,827,002	23,899,551
11.Derivative financial instruments
Inter&Co engages in operations involving financial derivative instruments in the institution's risk management, as well as to meet the demands of its customers. These operations involve swaps, indices, futures and terms derivatives.
a.Derivative financial instruments – adjustment to fair value by maturity

	Notional	Amortized cost	Fair value	Up to 3 months	3 months to 1 year	1 year to 3 years	Above 3 years	03/31/2025	12/31/2024
Assets
Future derivatives	2,683,917	442	442	—	380	60	2	442	35
Forward derivatives	1,200,109	7,721	7,721	144	7,577	—	—	7,721	528
Total assets	3,884,026	8,163	8,163	144	7,957	60	2	8,163	563

Liabilities
Future derivatives	(10,475,862)	(365)	(365)	1	(368)	—	2	(365)	(46)
Forward derivatives	—	—	—	—	—	—	—	—	(64,539)
Swap derivatives	(13,500)	(5,498)	(5,498)	—	(5,498)	—	—	(5,498)	(5,463)
Total liabilities	(10,489,362)	(5,863)	(5,863)	1	(5,866)	—	2	(5,863)	(70,048)

Net effect	(6,605,336)	2,300	2,300	145	2,091	60	4	2,300	(69,485)

31

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
b.Forward, future and swap contracts – notional value
Reference value of all derivatives by maturity date is provided below:

	Up to 3 months	3 months to 1 year	1 year to 3 years	Above 3 years	03/31/2025	12/31/2024
Long position	1,301,324	2,554,120	27,803	779	3,884,026	2,719,142
Future	1,301,180	1,354,155	27,803	779	2,683,917	2,718,614
Forward	144	1,199,965	—	—	1,200,109	528

Short position	(3,030,930)	(2,571,803)	(2,067,633)	(2,818,996)	(10,489,362)	(12,521,388)
Future	(3,030,930)	(2,558,303)	(2,067,633)	(2,818,996)	(10,475,862)	(11,319,949)
Forward	—	—	—	—	—	(1,187,939)
Swap	—	(13,500)	—	—	(13,500)	(13,500)

Total	(1,729,606)	(17,683)	(2,039,830)	(2,818,217)	(6,605,336)	(9,802,246)
Swap contracts: The swaps were carried out with the purpose of mitigating the market risk associated with the mismatch between the indexes of the mortgage loan portfolio and the indexes of the funding portfolio. As of March 31, 2025, Inter had active swap contracts in CDI and liabilities in IGP-M, with a margin deposit and recognized at their fair value in the income statement.
Forward Agreements: Forward contracts were entered into both to mitigate market risks arising from Inter's exposure and to meet specific customer demands. Forward contracts consider the purchase or sale of a given asset based on a previously agreed price, with settlement on a future date.
Futures contracts: Futures contracts were entered into with the aim of mitigating (i) risks arising from exposures linked to the exchange rate, including investments abroad, as well as (ii) risks arising from the mismatch between interest rates on active positions and funding rates.
Transactions involving derivative financial instruments (futures contracts, currency forwards and swaps) are held in custody at B3 S.A. – BRASIL, BOLSA, BALCÃO.

32

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
c.Hedge accounting - exposure
Inter&Co has accounting hedges for some of its loans, investments and foreign currency exposures. The accounting hedge treatment is carried out in accordance with the strategy and purpose of the structure, and may be (i) Fair Value Hedge, (ii) Cash Flow Hedge or (iii) Foreign Investment Hedge. In this context, part of the result of the structure may be recognized in the account of other comprehensive income in equity, net of tax effects, and are only transferred to the result in the event of ineffectiveness of the hedge or liquidation of the structure.

	03/31/2025	12/31/2024
Hedge instruments	7,250,821	7,746,620
Future DI (a)	2,868,914	3,218,086
IPCA (a)	3,272,501	3,396,865
Future dollar (b)	1,082,405	1,105,326
Swap (c)	27,001	26,344

Hedge object	7,102,038	7,656,991
Loans (a)	2,762,281	3,165,012
Real estate loans (c)	3,237,795	3,381,406
Investment abroad (b)	1,101,962	1,110,573
(a) DI rate refers to the average overnight interbank loan rates in Brazil. Refers to loan portfolios, including advance FGTS withdrawals and payroll loans;
(b) Used to protect investments in subsidiaries abroad; and
(c) Refers to the real estate loan portfolio.
12.Loans and advances to customers, net of provisions for expected credit losses
a.Breakdown of balance

	03/31/2025		12/31/2024
Credit card	12,251,920	32.75%	11,799,890	33.14%
Real estate loans	12,200,387	32.63%	11,250,187	31.60%
Personal loans	8,909,592	23.83%	8,236,791	23.14%
Business loans	3,747,963	10.02%	3,968,591	11.15%
Agribusiness loans	285,462	0.76%	340,834	0.96%
Total	37,395,324	100.00%	35,596,293	100.00%

Provision for expected credit losses	(2,307,044)		(2,268,938)

Net balance	35,088,280		33,327,355
b.Breakdown by maturity

	03/31/2025	12/31/2024
Overdue by 1 day or more	4,145,673	3,949,602
To fall due in up to 3 months	3,582,332	3,807,585
To fall due between 3 to 12 months	11,172,473	9,242,130
To fall due in more than 12 months	18,494,846	18,596,976
Total	37,395,324	35,596,293

33

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
c.Analysis of changes in loans and advances to customers by stage:

Stage 1	Opening balance at 01/01/2025	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 03/31/2025	Ending balance at 12/31/2024
Credit card	10,330,639	(774,261)	(987)	98,380	—	(821,328)	—	1,368,205	10,200,648	10,330,639
Real estate loans	10,196,928	(704,546)	(7,467)	521,355	1,016	(241,489)	—	1,319,566	11,085,363	10,196,928
Personal loans	7,389,879	(179,819)	(18,036)	140,656	75,012	(475,871)	—	1,210,794	8,142,615	7,389,879
Business loans	3,887,678	(73,606)	(2,459)	22,223	—	(1,689,388)	—	1,493,834	3,638,282	3,887,678
Agribusiness loans	340,834	(3,748)	(743)	—	—	(78,239)	—	22,867	280,971	340,834
Total	32,145,958	(1,735,980)	(29,692)	782,614	76,028	(3,306,315)	—	5,415,266	33,347,879	32,145,958

Stage 2	Opening balance at 01/01/2025	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 03/31/2025	Ending balance at 12/31/2024
Credit card	281,503	(98,380)	(365,417)	774,261	562	(387,792)	—	710,440	915,177	281,503
Real estate loans	835,131	(521,355)	(243,475)	704,546	12,252	(51,588)	—	(7,362)	728,149	835,131
Personal loans	257,816	(140,656)	(87,926)	179,819	17,728	(44,950)	—	(19,030)	162,801	257,816
Business loans	44,090	(22,223)	(38,256)	73,606	22	(3,704)	—	(2,797)	50,738	44,090
Agribusiness loans	—	—	(3,748)	3,748	—	—	—	—	—	—
Total	1,418,540	(782,614)	(738,822)	1,735,980	30,564	(488,034)	—	681,251	1,856,865	1,418,540

Stage 3	Opening balance at 01/01/2025	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 03/31/2025	Ending balance at 12/31/2024
Credit card	1,187,748	—	(562)	987	365,417	(103,125)	(332,242)	17,872	1,136,095	1,187,748
Real estate loans	218,128	(1,016)	(12,252)	7,467	243,475	(63,013)	—	(5,914)	386,875	218,128
Personal loans	589,096	(75,012)	(17,728)	18,036	87,926	(96,054)	(94,605)	192,517	604,176	589,096
Business loans	36,823	—	(22)	2,459	38,256	(165)	(5,956)	(12,452)	58,943	36,823
Agribusiness loans	—	—	—	743	3,748	—	—	—	4,491	—
Total	2,031,795	(76,028)	(30,564)	29,692	738,822	(262,357)	(432,803)	192,023	2,190,580	2,031,795

Consolidated					Opening balance at 01/01/2025	Settled contracts	Write-off for loss	Origination/ receipt	Ending balance at 03/31/2025	Ending balance at 12/31/2024
Credit card					11,799,890	(1,312,245)	(332,242)	2,096,517	12,251,920	11,799,890
Real estate loans					11,250,187	(356,090)	—	1,306,290	12,200,387	11,250,187
Personal loans					8,236,791	(616,875)	(94,605)	1,384,281	8,909,592	8,236,791
Business loans					3,968,591	(1,693,257)	(5,956)	1,478,585	3,747,963	3,968,591
Agribusiness loans					340,834	(78,239)	—	22,867	285,462	340,834
Total					35,596,293	(4,056,706)	(432,803)	6,288,540	37,395,324	35,596,293

34

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
d.Analysis of changes in expected credit losses by stage

Stage 1	Opening balance at 01/01/2025	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 03/31/2025	Ending balance at 12/31/2024
Credit card	427,310	(126,073)	(749)	6,081	—	—	146,900	453,469	427,310
Real estate loans	61,494	(41,672)	(1,265)	6,558	4	—	32,316	57,435	61,494
Personal loans	81,172	(42,750)	(10,043)	10,279	8,103	—	43,529	90,290	81,172
Business loans	10,640	(5,591)	(492)	79	—	—	10,937	15,573	10,640
Agribusiness loans	6,993	(335)	(119)	—	—	—	486	7,025	6,993
Total	587,609	(216,421)	(12,668)	22,997	8,107	—	234,168	623,792	587,609

Stage 2	Opening balance at 01/01/2025	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Write-off for loss	Constitution/ (Reversal)	Ending balance at 03/31/2025	Ending balance at 12/31/2024
Credit card	172,247	(6,081)	(299,127)	126,073	440	—	276,018	269,570	172,247
Real estate loans	49,709	(6,558)	(41,483)	41,672	190	—	(3,813)	39,717	49,709
Personal loans	56,509	(10,279)	(62,151)	42,750	10,567	—	8,911	46,307	56,509
Business loans	4,670	(79)	(11,765)	5,591	—	—	7,014	5,431	4,670
Agribusiness loans	—	—	(645)	335	—	—	310	—	—
Total	283,135	(22,997)	(415,171)	216,421	11,197	—	288,440	361,025	283,135

Stage 3	Opening balance at 01/01/2025	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Write-off for loss	Constitution/ (Reversal)	Ending balance at 03/31/2025	Ending balance at 12/31/2024
Credit card	970,797	—	(440)	749	299,127	(332,243)	(14,659)	923,331	970,797
Real estate loans	66,626	(4)	(190)	1,265	41,483	—	(27,987)	81,193	66,626
Personal loans	441,441	(8,103)	(10,567)	10,043	62,151	(94,605)	52,775	453,135	441,441
Business loans	17,276	—	—	492	11,765	(5,955)	5,475	29,053	17,276
Agribusiness loans	(1)	—	—	119	645	—	9	772	(1)
Total	1,496,139	(8,107)	(11,197)	12,668	415,171	(432,803)	15,613	1,487,484	1,496,139

Consolidated					Opening balance at 01/01/2025	Write-off for loss	Constitution/ (Reversal)	Ending balance at 03/31/2025	Ending balance at 12/31/2024
Credit card					1,570,354	(332,243)	408,259	1,646,370	1,570,354
Real estate loans					177,829	—	516	178,345	177,829
Personal loans					579,122	(94,605)	105,215	589,732	579,122
Business loans					32,586	(5,955)	23,426	50,057	32,586
Agribusiness loans					6,992	—	805	7,797	6,992
Total					2,366,883	(432,803)	538,221	2,472,301	2,366,883

35

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
13.Property and equipment
a.Breakdown of property and equipment:

		03/31/2025			12/31/2024

	Annual depreciation rate	Historical cost	Accumulated depreciation	Carrying Amount	Historical cost	Accumulated depreciation	Carrying Amount
Furniture and equipment	10% - 20%	241,893	(36,769)	205,124	240,957	(28,659)	212,298
Right-of-use assets - buildings and equipment	4% - 10%	111,792	(16,567)	95,225	110,823	(9,796)	101,027
Buildings	4%	50,829	(16,123)	34,706	50,359	(15,175)	35,184
Data processing systems	20%	33,197	(13,824)	19,373	30,461	(13,608)	16,853
Construction in progress		4,783	—	4,783	4,580	—	4,580
Total		442,494	(83,283)	359,211	437,180	(67,238)	369,942
b.Changes in property and equipment:

	Furniture and equipment	Right-of-use assets - buildings and equipment	Buildings	Data processing systems	Construction in progress	Total
Balance as of December 31, 2024	212,298	101,027	35,184	16,853	4,580	369,942
Addition/Write-offs	2,224	969	470	2,736	203	6,602
Depreciation	(8,110)	(6,771)	(948)	(216)	—	(16,045)
Exchange rate changes	(1,288)	—	—	—	—	(1,288)
Balance as of March 31, 2025	205,124	95,225	34,706	19,373	4,783	359,211

Balance as of December 31, 2023	25,138	108,680	28,166	3,543	2,020	167,547
Addition/Write-offs	9,654	11,720	26	5	—	21,405
Depreciation	(776)	(95)	(880)	(64)	—	(1,815)
Exchange rate changes	(61)		—	—	—	(61)
Balance as of March 31, 2024	33,955	120,305	27,312	3,484	2,020	187,076

36

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
14.Intangible assets
a.Breakdown of intangible assets

		03/31/2025			12/31/2024
	Annual amortization rate	Historical cost	(Accumulated amortization)	Carrying Amount	Historical cost	(Accumulated amortization)	Carrying Amount
Goodwill		798,018	—	798,018	798,275	—	798,275
Intangible assets in progress		525,366	—	525,366	460,783	—	460,783
Development costs	20	555,750	(228,676)	327,074	530,228	(204,850)	325,378
Right of use	17%	679,972	(409,339)	270,633	628,654	(381,765)	246,889
Customer portfolio	20	13,965	(9,237)	4,728	13,965	(9,237)	4,728
Balance as of December 31, 2024		2,573,071	(647,252)	1,925,819	2,431,905	(595,852)	1,836,053
b.Changes in intangible assets

	Goodwill	Intangible assets in progress	Development costs	Right of use	Customer portfolio	Total

Balance as of December 31, 2024	798,275	460,783	325,378	246,889	4,728	1,836,053
Addition/Write-offs	—	80,726	10,480	50,217	—	141,423
Transfers	—	(16,143)	15,042	1,101	—	—
Amortization	—	—	(23,826)	(27,574)	—	(51,400)
Exchange rate changes	(257)	—	—	—	—	(257)
Balance as of March 31, 2025	798,018	525,366	327,074	270,633	4,728	1,925,819

Balance as of December 31, 2023	635,735	288,045	241,711	173,217	6,596	1,345,304
Addition/Write-offs	—	59,735	—	231,223	—	290,958
Transfers	—	(8,692)	10,227	(1,535)	—	—
Amortization	—	—	(15,639)	(23,980)	(466)	(40,085)
Balance as of March 31, 2024	635,735	339,088	236,299	378,925	6,130	1,596,177

37

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
15.Other assets

	03/31/2025	12/31/2024
Prepaid expenses (a)	597,963	505,127
Recoverable taxes	387,405	630,457
Premium or discount on transfer of financial assets	246,844	216,790
Commissions and bonus receivable (b)	214,323	211,871
Sundry debtors (c)	202,581	267,636
Advances to third parties	123,583	23,369
Pending settlements (d)	108,059	49,342
Unbilled services provided	104,544	115,243
Amount receivable from the sale of investments	86,111	83,194
Agreements on sales of properties receivable	18,605	54,582
Early settlement of credit operations	6,282	4,039
Others	558,931	324,495
Total	2,655,231	2,486,145
(a) The cost of acquiring customers for the digital account and portability expenses to be appropriated;
(b) Refers mainly to bonuses receivable from commercial contracts signed with Mastercard, Liberty and Sompo;
(c) Refers mainly to processing portability amounts, credit card processing amounts, negotiation and intermediation of amounts and debtors for judicial deposit; and
(d) Pending settlements: refers mainly to settlement balances receivable from B3.
16.Liabilities with financial and similar institutions

	03/31/2025	12/31/2024
Payables with credit card network	9,349,728	8,956,528
Securities sold under agreements to repurchase	3,798,106	1,725,852
Interbank deposits	532,312	517,072
Others	127,537	120,125
Total	13,807,683	11,319,577
17.Liabilities with customers

	03/31/2025	12/31/2024
Time deposits	40,140,843	39,228,575
Savings deposits	1,727,777	1,883,432
Demand deposits	1,411,097	1,415,427
Creditors by resources to release	368,051	275,795
Total	43,647,768	42,803,229
18.Securities issued

	03/31/2025	03/31/2024
Real estate credit bills	9,871,589	9,182,632
Real estate guaranteed credit bills	405,938	337,952
Agribusiness credit bills	221,370	184,618
Financial Bills	199,072	185,017
Total	10,697,969	9,890,219

38

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
19.Borrowings and on-lending

	03/31/2025	12/31/2024
Obligations for loans abroad (a)	269,781	—
Onlending obligations - Tesouro Funcafé (b)	108,694	104,400
Onlending obligations – CEF(c)	17,792	18,116
Onlending obligations – BNDES (d)	901	5,603
Others	785	805
Total	397,953	128,924
(a )Loans raised between Jan/25 and Mar/25 with rates of 5.81% to 5.84% p.a.;
(b) Refers to rural credit operations with Funcafé (at a fixed rate of 8% p.a.);
(c) Refers to on-lending operations for real estate loans taken out with Caixa Econômica Federal (at rates of between 4.5% and 8.2% p.a.); and
(d) Refers to Working Capital operations with BNDES (at a fixed rate of up to 6.87% p.a.).
20.Tax liabilities

	03/31/2025	12/31/2024
Income tax and social contribution	350,164	462,501
PIS/COFINS	44,101	46,627
INSS/FGTS	16,834	23,070
Others	50,626	42,231
Total	461,725	574,429
21.Provisions and contingent liabilities

	03/31/2025	12/31/2024
Provision for legal and administrative proceedings	53,697	53,792
Provision for expected credit losses on loan commitments (a)	165,257	97,945
Provision for financial guarantees	4,996	3,525
Total	223,950	155,262
(a) Inter recognizes expected losses for financial assets on loan commitments that include both a used component and an unused loan commitment component. To the extent that the combined value of expected credit losses exceeds the gross carrying amount of the financial asset, the remaining balance is presented as a provision.
a.Provisions for legal an administrative proceedings
The Group's legal entities, in the normal course of their activities, are parties to tax, social security, labor and civil lawsuits. The respective provisions were made in accordance with the applicable law and regulations, the opinion of legal advisors, the nature and complexity of the cases, case law, past loss experience and other relevant criteria that allow the most adequate estimate.
i.Labor lawsuits
These lawsuits are filed seeking to obtain indemnities of labor nature. Amounts provisioned are related to processes in which alleged labor rights are discussed, such as overtime and salary equalization. On an individual basis, amounts provided for labor lawsuits are not material.
ii.Civil lawsuits
Most of civil lawsuits refer to indemnities for material and moral damages related to certain products offered by the Group, such as payroll deductible loans, in addition to declaratory and remedial actions, compliance with a 30% deduction limit from a borrower's salary, presentation of documents and adjustment actions.

39

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
Changes in provisions

	Labor	Civil	Total
Balance at December 31, 2024	13,924	39,868	53,792
Constitution/increase in provision	1,993	9,768	11,761
Payments	(1,358)	(10,498)	(11,856)
Balance at March 31, 2025	14,559	39,138	53,697

Balance at December 31, 2023	5,982	33,386	39,368
Constitution/increase in provision	1,094	8,440	9,534
Payments	(485)	(5,471)	(5,956)
Balance at March 31, 2024	6,591	36,355	42,946

b.Contingent tax liabilities classified as possible losses
The main proceedings with this classification are:
i.Income tax and social contribution on net income – IRPJ and CSLL
On August 30, 2013, a tax assessment notice was issued (referring to some expenses considered as non-deductible) requiring the payment of amounts of income tax and social contribution related to the calendar years 2008 to 2009.

03/31/2025		12/31/2024
Total value	Value at risk	Total value	Value at risk
64,156	30,721	63,301	30,312
ii.COFINS
The Group is discussing COFINS fines from the period 1999 to 2014.
Before the publication of Law No. 12,973/14, which changed the understanding on the inclusion of financial revenues in the COFINS calculation basis, there was discussion about expanding the calculation basis of the aforementioned contribution promoted by §1° of art. 3° of Law No. 9,718/98.
In 2005, Inter obtained a favorable final and unappealable decision from the Federal Supreme Court, granting it the right to pay COFINS based only on the revenue from services rendered, instead of the total revenue that would include financial revenues.
During the period from 1999 to 2006, Inter made judicial deposits and/or made the payment of the obligation. In 2006, through a favorable decision by the Supreme Federal Court and the express consent of the Federal Revenue Service, Inter's judicial deposit was released. Additionally, the authorization to use the credits, for amounts previously overpaid, against current obligations, was homologated without challenge by the Federal Revenue Service on May 11, 2006. Subsequently, the Federal Revenue Service challenged the procedures adopted by Inter, applying the understanding that financial revenues should be included in the COFINS calculation basis.
After the enactment of Law 12.973/14, Inter modified its procedures to include financial revenues in the COFINS calculation basis and, therefore, all the taxable events involved in Group’s discussions are prior to this law.

40

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
Currently, the application of material res judicata is being discussed in a separate legal action that ensured Inter's right not to collect COFINS on its financial revenues, so the Supreme Federal Court's ruling on Theme 372 does not directly affect Group's discussions.

03/31/2025		12/31/2024
Total value	Value at risk	Total value	Value at risk
155,915	69,705	153,760	68,738
22.Other liabilities

	03/31/2025	12/31/2024
Payments to be processed (a)	1,578,242	1,896,283
Pending settlements (b)	193,836	50,202
Social and statutory provisions	133,840	206,392
Lease liabilities (Note 23.b)	106,663	113,690
Agreements	97,789	19,755
Contract liabilities (c)	37,310	38,205
Other liabilities	47,702	58,405
Total	2,195,382	2,382,932
(a)    The balance is substantially composed of: (i) credit operation installments to be transferred, (ii) payment orders to be settled, (iii) suppliers to be paid, (iv) liabilities from business combination and (v) fees to be paid;
(b)     Refer to customer operations intended for carrying out business with fixed income securities, shares, commodities and financial assets, which will be settled within a maximum period of D+5; and
(c) The balance consists of amounts received, not yet recognized in the income statement arising from the exclusive contract for insurance products signed between the subsidiary Inter Digital Corretora and Consultoria de Seguros Ltda. (“Inter Seguros”) and Liberty Seguros.

a.Lease liabilities
The changes in lease liabilities in the year ended March 31, 2025 and year ended December 31, 2024 are as follows:

Balance at December 31, 2024	113,690
Payments	(8,993)
Accrued interest	1,966
Ending balance at March 31, 2025	106,663

Balance at December 31, 2023	120,395
New contracts	1,813
Payments	(36,993)
Accrued interest	28,475
Ending balance at December 31, 2024	113,690
b.    Lease maturity
The maturity of the lease liabilities as of March 31, 2025 and December 31, 2024 is as follows:

	03/31/2025	12/31/2024
Up to 1 year	795	1,011
From 1 year to 5 years	105,868	10,584
Above 5 years	—	102,095
Total	106,663	113,690

41

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
23.Equity
a.Share capital

Date	Class A	Class B	Total
03/31/2025	322,667,066	117,037,105	439,704,171
12/31/2024	322,664,816	117,037,105	439,701,921
As of March 31, 2025, Inter & Co, Inc.'s authorized share capital is US$50,000 divided into 20,000,000,000 shares with par value of US$0.0000025 each, of which (i) 10,000,000,000 class A shares, (ii) 5,000,000,000 class B shares and (iii) 5,000,000,000 regardless of the classes of shares, with rights designated by the Company's Board of Directors. The share capital comprising shares issued refers to the authorized capital. The paid-up share capital of Inter & Co. Inc was R$ 13 at March 31, 2025 (December 31, 2024: R$13).
On January 16, 2024, Inter&Co announced the commencement of the public offering of 36,800,000 (thirty-six million, eight hundred thousand) class A common shares. The offering was priced on January 18, 2024 at US$4.40 (R$21.74) per share and the final settlement of the offering occurred on February 20, 2024, in a gross amount of R$823,036 and an equity securities issuance cost of R$(38,768)recognized in "reserves" in equity.
In 2025, a total of 2,250 new Class A common shares were issued to beneficiaries of our incentive plans.
b.Reserves
As of March 31, 2025, the reserves amounted to R$ 9,901,230 (December 31, 2024: R$9,793,992).
c.Other comprehensive income
As of March 31, 2025, Inter & Co, Inc’s accumulated other comprehensive income in equity amounted to R$(985,968), (December 31, 2024: R$(898,830)), an amount comprised of the net value of financial assets at FVOCI, exchange rate adjustment of a subsidiary abroad and taxes.
d.Dividends and interest on equity
During the year ended March 31, 2025, Inter&Co Inc., made dividend payments in the amount of R$203.593 to its shareholders.
e.Basic and diluted earnings per share
Basic and diluted earnings per share is as follows:

	03/31/2025	03/31/2024
Profit (loss) attributable to Owners of the company (In thousands of Reais)	286,589	182,793
Average number of shares outstanding	439,891,876	425,997,486
Basic earnings per share (R$)	0.65	0.43
Diluted earnings per share (R$)	0.65	0.43
Basic and diluted earnings (loss) per share are presented based on the aggregate of the two classes, A and B, and are calculated by dividing the profit (loss) attributable to the parent company by the weighted average number of shares of each class outstanding in the periods.
On March 31, 2025, Inter & Co reported dilutive effects for the purposes of calculating diluted earnings per share. These effects were due to the shares granted under share-based payment plans, with a weighted average number of 2,892,337.

42

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
f.Non-controlling interest
As of March 31, 2025, the balance of non-controlling interests is R$112,294 (December 31, 2024: R$177,132).
g.Reflex reserve
As of March 31, 2025, the reflex reserve is R$9.402 (December 31, 2024: R$43.074). The reflex reserve is mainly composed of share-based payments of Banco Inter.
h.    Treasury shares
As of March 31, 2025, treasury shares amount to R$(14,719), consisting of 144,308 class A shares.

24.Net interest income

	03/31/2025	03/31/2024
Interest income
Personal loans	473,524	275,126
Real estate loans	443,469	268,726
Credit card	403,675	352,400
Prepayment of receivables	240,697	59,662
Business loans	127,223	124,639
Amounts due from financial institutions	31,738	117,429
Others	86,544	19,549
Total	1,806,870	1,217,531

Interest expenses
Term deposits	(697,806)	(432,673)
Funding in the open market	(388,645)	(248,176)
Saving	(30,306)	(23,453)
Financial institutions deposits	(15,239)	(42,892)
Others	(47,024)	(15,053)
Total	(1,179,020)	(762,247)

25.Income from securities, derivatives and foreign exchange

	03/31/2025	03/31/2024
Income from securities	737,446	446,721
Fair value through other comprehensive income	611,742	380,394
Fair value through profit or loss	122,243	49,226
Amortized cost	3,461	17,101
Income from Derivatives	(19,187)	68,662
Future dollar contracts	75,736	3,594
Forward contracts	(27,091)	(1,212)
Futures contracts and swaps (a)	(67,832)	66,280
Revenue foreign exchange (b)	16,485	21,755
Total	734,744	537,138
(a) The fair value adjustments of the hedge instrument offset the effects of the result from Hedge Accounting derivatives.
(b) Previously presented in the income statement under other revenues.

43

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
26.Net revenues from services and commissions

	03/31/2025	03/31/2024
Interchange	308,341	241,891
Commission and brokerage fees	193,621	146,067
Investments	33,601	28,732
Banking and credit operations	11,897	25,838
Other	16,560	25,280
Inter Loop (a)	(35,976)	(30,086)
Cashback expenses (b)	(68,120)	(63,382)
Total	459,924	374,340

(a)    This is a loyalty and rewards program offered by Banco Inter. Through this program, bank customers accumulate points in their transactions and financial operations and can exchange them for benefits, discounts, products or services; and
(b)     Refers to amounts paid to customers as an incentive to purchase or use products.
27.Other revenues

	03/31/2025	03/31/2024
Card network revenue	35,257	17,462
Performance fees (a)	9,130	24,264
Revenue from sale of goods	6,445	4,315
Capital gains	(1,952)	3,255
Others	7,213	18,905
Total	56,093	68,201
(a)     Consists substantially of the result of the commercial agreements between entities of the Group and Mastercard, B3 and Liberty, which offers performance bonuses as the established goals are met.
28.Impairment losses on financial assets

	03/31/2025	03/31/2024
Impairment expense for loans and advances to customers	(538,221)	(467,775)
Recovery of written-off credits assets	27,435	54,009
Others	(2,895)	2,718
Total	(513,681)	(411,048)
29.Administrative expenses

	03/31/2025	03/31/2024
Data processing and information technology	(253,291)	(207,445)
Third party services and financial system services	(135,934)	(67,177)
Advertisement and marketing	(59,193)	(34,101)
Rent, condominium fee and property maintenance	(12,095)	(17,622)
Provisions for contingencies	(11,761)	(9,534)
Insurance expenses	(1,899)	(4,609)
Others	(54,026)	(54,756)
Total	(528,200)	(395,244)

44

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
30.Personnel expenses

	03/31/2025	03/31/2024
Salaries	(120,620)	(102,405)
Benefits	(72,635)	(54,109)
Social security charges	(39,236)	(32,324)
Others	(2,382)	(1,625)
Total	(234,873)	(190,463)

31.Tax expenses

	03/31/2025	03/31/2024
PIS/COFINS	(96,701)	(68,327)
ISSQN	(16,621)	(4,350)
INSS	(11,428)	(3,554)
Others	(11,307)	(10,100)
Total	(136,056)	(86,331)
32.Current and deferred income tax and social contribution
a.Amounts recognized in profit or loss

	03/31/2025	03/31/2024
Current income tax and social contribution expenses
Current year	(259,773)	(87,923)
Deferred income tax and social contribution benefits (expenses)
Provision for impairment losses on loans and advances	203,364	32,036
Provision for contingencies	(158)	1,590
Adjustment of financial assets to fair value	(14,893)	(10,854)
Other temporary differences	19,970	26,404
Tax losses carried forward	(3,283)	(39,765)
Others	4,014	—
Total deferred income tax and social contribution	209,014	9,411
Total income tax	(50,759)	(78,512)

45

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
b.Reconciliation of effective rate current income tax expense

	03/31/2025	03/31/2024
Profit before tax	357,545	273,732
Income tax and social contribution - (45%) (a)	(160,895)	(123,179)

Tax effect of
Dividend paid as interest on equity	15,375	17,008
Non-taxable income (non-deductible expenses) net	47,455	5,061
Tax incentives	—	771
Subsidiaries subject to different tax regimes and rates	26,944	10,238
Others	20,362	11,589
Total income tax	(50,759)	(78,512)

Effective tax rate	(14)%	(29)%

Total deferred income tax and social contribution	209,014	9,411
Total income tax and social contribution expenses	(259,773)	(87,923)

(a)    The result from Banco Inter represents the greatest impact on the total amount of taxes, so we present the tax rate of 45%, which is the nominal rate currently in force for banks under Brazilian legislation.
c.Changes in the balances of deferred taxes

	12/31/2024	Constitution	Realization	03/31/2025
Deferred tax assets
Provision for impairment losses on loans and advances	815,679	225,256	(21,892)	1,019,043
Adjustment of financial assets to fair value	442,773	257,874	(279,020)	421,627
Tax losses carried forward	336,535	5,569	(8,852)	333,252
Hedge Accounting	39,187	3,223	—	42,410
Provision for contingencies	24,831	23,350	(23,508)	24,673
Other temporary differences	46,049	7,856	(46,049)	7,856
Subtotal	1,705,054	523,128	(379,321)	1,848,861

Deferred tax liabilities
Hedge Accounting	(17,356)	(38,543)	—	(55,899)
Capital gains from assets in business combinations	(11,357)	(244)	979	(10,622)
Deferred Income	(32,790)	(8,260)	148	(40,902)
Subtotal	(61,503)	(47,047)	1,127	(107,423)

Total net deferred tax assets (liabilities) (a)	1,643,551	476,081	(378,194)	1,741,438

(a)    The recognition of these deferred tax assets are based on the expectation of generating future taxable income and supported by technical studies and income projections.

46

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025

	Balance at 12/31/2023	Constitution	Realization	Balance at 03/31/2024
Deferred tax assets
Provision for impairment losses on loans and advances	630,817	241,379	(208,545)	663,651
Adjustment of financial assets to fair value	137,729	142,165	(110,357)	169,537
Tax losses carried forward	164,831	14,337	(51,858)	127,310
Provision for contingencies	17,720	4,596	(3,805)	18,511
Other temporary differences	82,438	40,669	(20,014)	103,093
Subtotal	1,033,535	443,146	(394,579)	1,082,102

Deferred tax liabilities
Hedge accounting	(4,637)	—	5,931	1,294
Capital gains from assets in business combinations	(27,902)	—	869	(27,033)
Deferred Income	—	(24,173)	—	(24,173)
Subtotal	(32,539)	(24,173)	6,800	(49,912)

Total net deferred tax assets (liabilities) (a)	1,000,996	418,973	(387,779)	1,032,190

(a)    The recognition of these deferred tax assets are based on the expectation of generating future taxable income and supported by technical studies and income projections.

33.Share-based payment
a.Share-based compensation agreements
a.1) Stock option plan - Banco Inter S.A.
Between February 2018 and January 2022, Banco Inter S.A. established stock option programs through which Inter managers and executives were granted options for the acquisition of Banco Inter S.A. Shares.
The Extraordinary General Meeting of Inter&Co, Inc. held on January 4, 2023 approved the migration of share-based payment plans, with the assumption by Inter&Co of the obligations of Banco Inter S.A. arising from the active plans and the respective programs. As a result of the corporate reorganization, the number of options held by each beneficiary was proportionally changed. Thus, for every 6 options to purchase common shares or preferred shares of Banco Inter S.A. the beneficiaries will have 1 option to purchase a Class A share of Inter&Co. In addition, the repricing of the exercise price of the options granted in 2022, which had not yet been granted, was approved. On the occasion of the repricing, the fair value of the options granted and not exercised was recalculated, and an additional amount of R$15,990 of incremental expense was calculated, to be appropriated until the final vesting period.
The main characteristics of the plans are described below:

Grant Date	Final strike date	Options (shares INTR)	Vesting	Average strike price	Participants
02/15/2018	02/15/2025	5,452,464	Up to 5 years	R$1.80	Officers, managers and key employees
07/09/2020	07/09/2027	3,182,250	Up to 5 years	R$21.50	Officers, managers and key employees
01/31/2022	12/31/2028	3,250,000	Up to 5 years	R$15.50	Officers, managers and key employees

47

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
Changes in the options of each plan for the period ended March 31, 2025 and supplementary information are shown below:

Grant Date	12/31/2024		Granted		Expired/Cancelled		Exercised		03/31/2025
2018	71,999		—		—		71,999		—
2020	2,443,088		—		4,350		35,700		2,403,038
2022	2,644,725		—		13,075		29,625		2,602,025
Total	5,159,812		—		17,425		137,324		5,005,063
Weighted average price of the shares	R$	18.15	R$	—	R$	17.00	R$	9.88	R$	18.38

Grant Date	12/31/2023	Granted		Expired/Cancelled	Exercised	12/31/2024
2018	115,799	—		—	43,800	71,999
2020	2,519,138	—		8,325	67,725	2,443,088
2022	2,815,750	—		77,125	93,900	2,644,725
Total	5,450,687	—		85,450	205,425	5,159,812
Weighted average price of the shares	R$ 17,98	R$	—	R$ 16,08	R$ 14,56	R$ 18,15
The fair values of the period of 2018 and 2020 plans were estimated based on the Black & Scholes option valuation model considering the terms and conditions under which the options were granted, and the respective compensation expense is recognized during the vesting period.

	2018	2020
Strike price	1.80	21.50
Risk-free rate	9.97%	9.98%
Duration of the strike (years)	7	7
Expected annualized volatility	64.28%	64.28%
Fair value of the option at the grant/share date:	0.05	0.05
For the 2022 program, the fair value was estimated based on the Binomial model:

2022
Strike price	15.50
Risk-free rate	11.45%
Duration of the strike (years)	7
Expected annualized volatility	38.81%
Weighted fair value of the option at the grant/share date:	4.08
In the period ended March 31, 2025, costs amounting to R$ 3,429 (March 31, 2024: R$ 4,231) were recognized in employee benefit expenses.

48

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
a.2) Share-based payment related to Inter & Co Payments, Inc., acquisition
In the context of the acquisition of Inter&Co Payments by Inter, it was established that part of the payment to key executives of the acquired entity would be made by migrating the share-based payment plan of Inter & Co Payments, Inc., with stock options for class A shares and restricted class A shares of Inter & Co, in addition to the granting of shares issued by the Company. Considering the characteristics of the contract signed between the parties, the expense associated with the options granted are treated as a compensation expense which will be expensed over the term of the vested options and based on continued employment of such key executives.
Inter has the right to repurchase the restricted shares if these key executives cease to provide services to the Company within the term of the acquisition contract. Nevertheless, all shares will remain subject to other transfer restrictions established in the contract and in the applicable legislation.
The main characteristics of these stock-based payments are described below:

Grant Date	Options	Vesting	Average strike price (a)	Participants	Vesting date of 100% of shares
2022	489,386	Up 3 years	R$ 11,03 per Class A	Key Executives	12/30/2024

(a)    Number of options and strike price from Inter&Co Payments, Inc.’s equity incentive plan has been agreed by the Parties at the time of the acquisition. The number of options and strike price, after the Company’s reorganization and listing on Nasdaq have been recalculated in accordance with the rate between Inter’s shares and the Company’s Class A Shares. According to the contract signed between the parties, the corresponding amount is USD 1.92. The values presented in reais were converted using the dollar FX rate as of March 31, 2025.
Stock options exercised:

Grant Date	Shares	Participants	Final exercise date
2022	643,500	Key Executives	12/30/2024
Changes in Inter&Co Payments, Inc.’s granted instruments for December 31, 2024 and supplementary information are shown below:

Grant Date	12/31/2024		Granted Options		Expired/Cancelled		Exercised		3/31/2025
2022	489,386		—		—		—		489,386
Total	489,386		—		—		—		489,386
Weighted average price of the shares	R$	11.89	R$	—	R$	—	R$	—	R$	11.03

Grant Date	12/31/2023		Granted Options		Expired/Cancelled		Exercised		12/31/2024
2022	489,386		—		—		—		489,386
Total	489,386		—		—		—		489,386
Weighted average price of the shares	R$	9.30	R$	—	R$	—	R$	—	R$	11.89

Grant Date	12/31/2024	Granted Shares	Expired/Cancelled	Put option exercise	3/31/2025
2022	282,683	—	—	282,683	—
Total	282,683	—	—	282,683	—

Grant Date	12/31/2023	Granted Shares	Expired/Cancelled	Put option exercise	12/31/2024
2022	482,625	—	—	199,942	282,683
Total	482,625	—	—	199,942	282,683

49

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
For the period ending on March 31, 2025, the amount of R$ 3,798 (March 31, 2024: R$ 4,815) was recognized as employee benefit expenses in the income statement of the Company.
a.3) Restricted shares agreement (RSU) - Inter.
The Extraordinary General Meeting of Inter&Co, Inc. held on January 4, 2023 approved the creation of the Omnibus Incentive Plan, which aims to promote the interests of the Company and its shareholders, strengthening the Company's ability to attract, retain and motivate employees who are expected to make contributions to the Company and to provide these people with incentives to align their interests with those of the Company’s shareholders.
The Omnibus Incentive Plan is administered by the Board of Directors of Inter&Co, Inc., which has the authority to approve grants under the program to the Company's employees.
In 2023, the Company granted 2,155,500 restricted stock units (RSUs) under the Omnibus Incentive Plan with vesting schedules of 25% blocks to various executives and employees of the Company and/or its direct or indirect subsidiaries. The vesting schedules are set forth in each grant agreement. As of December 31, 2024, 106,000 RSUs granted have vested and 1,074,750 RSUs were exercised.
In 2024, the Company granted 2,115,000 restricted stock units (RSUs) under the Omnibus Incentive Plan with vesting schedules of 25% blocks to various executives and employees of the Company and/or its direct or indirect subsidiaries. The vesting schedules are set forth in each grant agreement. As of March 31, 2025, 109,250 RSUs granted had expired and 508,750 RSUs had been exercised.
In the first quarter of 2025, the Company granted 2,050,522 restricted stock units (RSUs) under the Omnibus Incentive Plan with vesting schedules of 25% blocks to various executives and employees of the Company and/or its direct or indirect subsidiaries. Vesting schedules are set out in each grant agreement. Until March 31, 2025, there was no exercise or prescription.
See table below:

03/31/2025
Date of grant	Exercise rate per vesting	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Vesting period (years)	Total granted	Total not vested yet
06/01/2023	25%	R$14.15	2,0	4.0	2,140,500	944,000
11/01/2023	25%	R$22.99	3,0	4.0	15,000	11,250
02/01/2024	25%	R$25.22	3,0	4.0	10,000	—
04/01/2024	25%	R$29.11	3,0	4.0	120,000	80,000
04/26/2024	25%	R$26.27	3,0	4.0	1,795,000	1,282,000
06/04/2024	25%	R$30.35	3,0	4.0	60,000	60,000
07/01/2024	25%	R$33.07	2,0	3.0	50,000	37,500
07/17/2024	25%	R$36.47	3,0	4.0	30,000	—
09/04/2024	25%	R$40.39	2,0	3.0	50,000	37,500
01/29/2025	25%	R$28.18	4,0	4.0	1,850,000	1,850,000
01/31/2025	25%	R$29.02	4,0	4.0	190,522	190,522
02/24/2025	25%	R$28.03	4,0	4.0	10,000	10,000
Total					6,321,022	4,502,772

50

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025

12/31/2024
Date of grant	Exercise rate per vesting	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Vesting period (years)	Total granted	Total not vested yet
06/01/2023	25%	R$14.15	2,0	4.0	2,140,500	963,500
01/11/2023	25%	R$22.99	3,0	4.0	15,000	11,250
02/01/2024	25%	R$25.22	3.0	4.0	10,000	7,500
04/01/2024	25%	R$29.11	3.0	4.0	120,000	95,000
04/26/2024	25%	R$26.27	3.0	4.0	1,795,000	1,305,000
06/04/2024	25%	R$30.35	3.0	4.0	60,000	60,000
07/01/2024	25%	R$33.07	2.0	3.0	50,000	37,500
07/17/2024	25%	R$36.47	4.0	4.0	30,000	30,000
09/04/2024	25%	R$40.39	3.0	3.0	50,000	37,500
Total					4,270,500	2,547,250
In the year ended March 31, 2025, the amount of R$ 9,550 (March 31, 2024: R$ 2,960) was recognized as employee benefit expenses in the income statement of the Company.

51

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
34. Transactions with related parties
Transactions with related parties are defined and controlled in accordance with the Related-Party Policy approved by Inter&Co’s Board of Directors. The policy defines and ensures transactions involving Inter and its shareholders or direct or indirect related parties. Transactions related to subsidiaries are eliminated in the consolidation process, not affecting the consolidated financial statements. Related-party transactions were undertaken as follows:

	Parent Company (a)		Key management personnel (b)		Other related parties (c)		Total
	03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	12/31/2024	03/31/2025	12/31/2024
Assets	3,729	4,101	5,668	(5,984)	691,380	754,975	700,777	753,092
Loans and advances to customers	3,729	4,101	5,668	(5,984)	691,380	641,113	700,777	639,230
Amounts due from financial institutions	—	—		—	—	113,862	—	113,862

Liabilities	(67,022)	(44,710)	(18,642)	(16,179)	(142,650)	(121,747)	(228,314)	(182,636)
Liabilities with customers - Demand deposits	(172)	(260)	(211)	(54)	(837)	(318)	(1,220)	(632)
Liabilities with customers - Term deposits	(66,850)	(44,450)	(18,431)	(16,125)	(141,813)	(121,429)	(227,094)	(182,004)

	Parent Company (a)		Key management personnel (c)		Other related parties (d)		Total
	03/31/2025	03/31/2024	03/31/2025	03/31/2024	03/31/2025	03/31/2024	03/31/2025	03/31/2024
Profit/ (loss)	(1,581)	(90)	(5,586)	(4,513)	(11,479)	985	(18,646)	(3,618)
Interest income	—	—	74	1,189	1,693	10,290	1,767	11,479
Interest expenses	(1,559)	(88)	(540)	(158)	(2,643)	(656)	(4,742)	(902)
Other administrative expenses	(22)	(2)	(5,120)	(5,544)	(10,529)	(8,649)	(15,671)	(14,195)

(a)    Inter&Co is directly controlled by Costellis International Limited, SBLA Holdings and Hottaire;
(b)     Directors and members of the Board of Directors and Supervisory Board of Inter&Co; and
(c)     Any immediate family members of key management personnel or companies controlled by them, including: companies which are controlled by immediate family members of the controlling shareholder of Inter&Co; companies over which the controlling shareholder or his/hers immediate family members have significant influence; other investors that have significant influence over Inter&Co and their close family members.
Compensation of key management personnel
As of March 31, 2025, an expense was recognized for proceeds in the amount of R$6,784 (R$78,961, as of March 31, 2024).

52

Notes to the unaudited interim condensed consolidated financial statements As of March 31, 2025
    35. Subsequent events
Issuance of Subordinated Financial Notes (LFSN)
On April 29, 2025, the Board of Directors approved the 1st issuance of subordinated financial notes (LFSN) for the purpose of composing Tier II of the reference equity. The LFSN were fully allocated to this level and were subject to private placement, exclusively for subscribers. The LFSN were registered with CETIP21, managed by B3 S.A., responsible for electronic settlement and custody, and any negotiations must comply with applicable laws and regulations. The total amount of the issuance was limited to up to R$500,100 (five hundred million and one hundred thousand reais), with the issuance of 1,667 LFSN, each with a unitary nominal value of R$300 (three hundred thousand reais). This structure aims to adapt the entity to its capital needs and strengthen its financial base in accordance with current regulations.

53